Form 10-K, Exhibit 13
period 1995-12-31
EQUIPMENT ASSET RECOVERY FUND LP
filed 1996-04-01
CIK 731717

EXHIBIT 13


                      Equipment Asset Recovery Fund, L.P.
                              1995 Annual Report

Equipment Asset Recovery Fund, L.P. commenced operations in 1984. The business of the Partnership consists primarily of owning and leasing a fleet of heavy-lift construction cranes and related equipment (the "DSC Venture"), used on various types of construction projects. Dayton-Scott Equipment Company, a leading crane rental specialist in Houston, Texas and the DSC Venture's equipment manager, coordinate the leasing of the cranes.



   Administrative Inquiries              Performance Inquiries/Form 10-Ks
   Adress Changes/Transfers              First Data Investor Services Group
   Service Data Corportaion              P.O. Box 1527
   2424 South 130th Circle               Boston, Massachusetts 02104-1527
   Omaha, Nebraska 68144-2596            Attn: Financial Communications
   800-223-3464 (select option 1)        800-223-3464 (select option 2)






                                    Contents
                                1   Message to Investors
                                3   Consolidated Financial Statements
                                7   Notes to the Consolidated Financial
                                    Statements
                               14   Report of Independent Public Accountants



                              MESSAGE TO INVESTORS


Presented for your review is the 1995 Annual Report for Equipment Asset Recovery Fund, L.P. (the "Partnership"). This letter includes a review of 1995 operations and crane sale activity, a financial overview and the Partnership's audited financial statements for the year ended December 31, 1995.

1995 Review
Partnership operations during 1995 were characterized by continued steady demand for the fleet of heavy-lift construction cranes. Through the efforts of Dayton-Scott Equipment Company ("Dayton-Scott"), which manages the fleet, the weighted utilization rate for the DSC Venture's equipment increased from 76.6% at year-end 1994 to 77.4% at year-end 1995. The average monthly rental rate charged for cranes, however, declined slightly to $7,602.43 during 1995 from $7,662.21 in 1994. As mentioned in previous reports, lack of demand for the Partnership's five Ringer attachments, which are used to increase a particular crane's lifting capacity, has drastically limited opportunities to lease this equipment and has offset improvements in the utilization rate of the cranes. Opportunities to sell the Ringers have been equally limited and though no such sales have been completed to date, we will continue to market the equipment for sale both domestically and overseas.

Although we witnessed gradual increases over the past year in the level of large-scale construction, the Partnership's stable operation can be credited primarily to successful marketing efforts targeted at other industries. The majority of leasing activity continues to be associated with work on industrial plant and oil refinery refurbishment as well as the construction of petro-chemical plants. The cranes are also used in states along the Gulf Coast performing land-based fabrication and servicing of offshore oil and gas drilling and production rigs which are based in the Gulf of Mexico and elsewhere. A significant market for the Partnership's equipment is also in the construction of waste water treatment plants. We continue to focus on this and other markets for additional leasing opportunities.

We are pleased with the success in expanding our customer base. The crane leasing industry, however, continues to be impacted by an overall shortage of major industrial building. We remain hopeful that the strengthened U.S. economy will eventually trigger increases in the levels of both heavy industrial building and the power generation-related sector. Growth in these sectors would have a favorable impact on utilization rates and rental rates for the Partnership's equipment.

Crane Sales
The Partnership sold three cranes during the year which yielded total net proceeds of approximately $1,591,000. In addition, the Partnership completed the sale of one crane during the first quarter of 1996 for net proceeds of $277,875. The proceeds generated by these crane sales were used to retire a portion of the Partnership's outstanding debt, the balance of which was reduced by nearly 40% during 1995. At the time of sale, these cranes were idle and off lease. The Partnership will consider future sales of cranes if presented with attractive sales opportunities. Please refer to Note 6 in the Notes to the Consolidated Financial Statements for additional information regarding the above-mentioned crane sales.


Financial Highlights
(in thousands except per Unit data)

                        1995       1994       1993       1992       1991
Rental Revenues    $   4,562   $  4,818   $  4,936   $  4,698   $  5,621
Gain on Sale
  of Equipment           918        516        246          -          -
Net Income (Loss)        354        255       (101)     1,149(a)     (49)
Net Income (Loss)
  per Unit                 -       (.46)     (9.88)     33.37(a)       -(b)
Total Assets           8,422     10,534     11,953     13,445     12,859
Loans Payable          4,453      7,047      9,101     10,759     11,033
Cash Distributions
  per Unit                 -          -          -       8.88       8.88

 (a) Includes a $1,453,896 gain on refinancing of long-term debt, net of minority interest allocation share. Without this gain, the Partnership would have recorded a net loss of $304,424.

 (b) For 1991, operating losses normally allocable to Limited Partners and the Special Limited Partner exceeded their capital account and accordingly, such losses were allocated to the General Partners.

Financial results for 1995 reflect the sales of cranes during the year, which brought about decreases in rental revenues and gains on equipment sales. The decrease in loans payable is attributable to principal payments made on the Partnership's debt, in part utilizing the proceeds from the crane sales discussed above.

Summary
Having stabilized the Partnership's operations and crane leasing activity, the General Partners intend to focus on reducing or eliminating the Partnership's debt, thereby enhancing the long-term value of your investment. As a result, any surplus cash flow from operations and proceeds from crane sales will continue to be used to pay down debt. Updates on industry developments and the Partnership's operations will be included in future reports.

Very truly yours,

/s/ Moshe Braver                        /s/ Steven A. Webster

Moshe Braver                             Steven A. Webster
President                                General Partner
Equipment Management, Inc.
General Partner

March 28, 1996

Financial Statements

Consolidated Balance Sheets
December 31, 1995 and 1994

Assets                                      1995                  1994

Equipment:
 Construction cranes                $ 16,307,334          $ 17,436,077
 Vehicles and equipment                  128,761               135,336

                                      16,436,095            17,571,413
 Less: Accumulated depreciation       (9,781,264)           (9,075,076)

                                       6,654,831             8,496,337

Cash and cash equivalents              1,118,831             1,215,735
Accounts receivable,
 net of allowance for doubtful
 accounts of $10,000 in 1995
 and 1994                                272,837               242,668

Organization and loan closing
 costs, net of accumulated
 amortization of $242,372 in
 1995 and $176,270 in 1994               321,888               387,990

Other assets                              53,124               191,048

Total Assets                        $  8,421,511          $ 10,533,778


Liabilities and Partners' Deficit

Liabilities:
 Accounts payable and
  accrued expenses                  $    581,799          $    584,631
 Deferred management fee               1,889,818             1,715,943
 Loans payable                         4,452,545             7,047,335
 Accrued interest                              -                50,012
 Due to affiliates                        28,331                62,331
 Deferred income taxes                   619,320               459,400

    Total Liabilities                  7,571,813             9,919,652

Minority interest                      1,265,001             1,383,651

Partners' Deficit:
 General Partners                       (415,303)             (769,525)
 Limited Partners                              -                     -
 Special Limited Partner                       -                     -

    Total Partners' Deficit             (415,303)             (769,525)

    Total Liabilities and
    Partners' Deficit               $  8,421,511          $ 10,533,778


Consolidated Statements of Operations
For the years ended December 31, 1995, 1994, and 1993


Income                          1995            1994            1993

Rental revenues         $  4,562,048    $  4,818,140    $  4,936,100
Interest income               58,881          37,095          19,425
Other income                  25,338          38,080         201,132

Total Income               4,646,267       4,893,315       5,156,657

Expenses

Rental expenses            1,284,210       1,208,155       1,452,764
General, selling and
 administrative            1,915,608       1,699,833       1,531,809
Depreciation and
 amortization              1,235,491       1,331,008       1,375,818
Interest expense             500,026         651,359         729,905
Management fee               233,875         248,592         255,487

   Total Expenses          5,169,210       5,138,947       5,345,783


Other Income

Gain on sales of cranes      918,435         516,451         239,569
Gain on sale of vehicles           -               -           6,008

Total Other Income           918,435         516,451         245,577


Net Income before Provision
 for Income Taxes and
 Minority Interest           395,492         270,819          56,451

Provision for Income
 Taxes, deferred             159,920         145,100         244,300

Net Income (Loss) before
Minority Interest            235,572         125,719        (187,849)

   Minority Interest         118,650         129,583          87,061

Net Income (Loss)       $    354,222    $    255,302    $   (100,788)

Net Income (Loss)
  Allocated:

To the General Partner     $ 354,222    $    270,491    $    225,955
To the Limited Partners            -         (15,032)       (323,339)
To the Special
  Limited Partner                  -            (157)         (3,404)

                           $ 354,222    $    255,302    $   (100,788)


Net Loss per limited
  partnership unit
  (32,722 outstanding)  $         -     $       (.46)   $      (9.88)


Consolidated Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993

                                                        Special
                               General      Limited     Limited
                               Partners     Partners    Partner         Total

Balance at January 1, 1993   $ (1,265,971)  $  338,371   $  3,561   $ (924,039)
Net loss                          225,955     (323,339)    (3,404)    (100,788)

Balance at December 31, 1993   (1,040,016)      15,032        157   (1,024,827)
Net income                        270,491      (15,032)      (157)     255,302

Balance at December 31, 1994     (769,525)           -          -     (769,525)
Net income                        354,222            -          -      354,222

Balance at December 31, 1995 $   (415,303)  $        -   $      -   $ (415,303)



Consolidated Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:
                                        1995             1994             1993

Net income (loss)                $   354,222     $    255,302     $   (100,788)
Adjustments to reconcile net
income (loss) to net cash
provided by operating activities:
   Gain on sale of cranes           (918,435)        (516,451)        (239,569)
   Gain on sale of vehicles                -                -           (6,008)
   Minority interest                (118,650)        (129,583)         (87,061)
   Depreciation and amortization   1,235,491        1,331,008        1,375,818
   Increase (decrease) in cash
   arising from changes in
   operating assets and
   liabilities:
     Accounts receivable, net        (30,169)         204,050         (155,616)
     Other assets                    137,924          (46,859)         (87,127)
     Accounts payable and
       accrued expenses               (2,832)         124,950          (58,739)
     Deferred management fee         173,875          188,592          195,486
     Accrued interest                (50,012)          50,012                -
     Due to affiliates               (34,000)               -          (27,343)
     Deferred income taxes           159,920          145,100          244,300

Net cash provided by
  operating activities               907,334        1,606,121        1,053,353

Cash Flows from Investing Activities:

  Proceeds from sales of cranes    1,590,552          931,125          651,683
  Proceeds from sales of vehicles          -                -           11,800
  Purchase of vehicles                     -                -          (93,998)

Net cash provided by
  investing activities             1,590,552          931,125          569,485

Cash Flows from Financing
  Activities:

Proceeds from long-term debt         100,000          275,503          331,307
Principal payments on
  long-term debt                  (2,694,790)      (2,329,234)      (1,989,150)

Net cash used for financing
  activities                      (2,594,790)      (2,053,731)      (1,657,843)

Net increase (decrease)
  in cash and cash equivalents       (96,904)         483,515          (35,005)
Cash and cash equivalents
  at beginning of period           1,215,735          732,220          767,225

Cash and cash equivalents
  at end of period               $ 1,118,831     $  1,215,735     $    732,220

Supplemental Disclosure of
  Cash Flow Information:

Cash paid during the period
  for interest                   $   550,038     $    601,347     $    729,905


Notes to the Consolidated Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
Equipment Asset Recovery Fund, L.P. (the "Partnership"), formerly Hutton Asset Recovery Fund, was organized as a Limited Partnership under the laws of Texas pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated and filed October 27, 1983. The Partnership was inactive from its inception through December 1983. The Partnership was formed for the primary purpose of acquiring, operating, leasing and selling various types of assets. The Partnership's only remaining investment is its interest in construction cranes (see Note 6). The Partnership, through its operating manager, DSEC, competes nationwide for heavy crane rental contracts, and from time to time it competes for particular international projects. The Partnership derives a majority of its revenues from the southwest region of the United States, particularly, Louisiana and Texas. The Partnership will continue until December 31, 2007, unless sooner terminated in accordance with the terms of the Partnership Agreement.

Equipment Management, Inc. (formerly Hutton Equipment Management, Inc), a wholly owned subsidiary of Lehman Brothers Inc. , and Steven A. Webster are the General Partners of the Partnership. On July 31, 1993, certain of Shearson Lehman Brothers Inc.'s domestic retail brokerage and management businesses were sold to Smith Barney, Harris Upham & Co. Inc. Included in the purchase was the name "Hutton." Consequently, the Hutton Equipment Management, Inc. General Partner's and the Partnership's names were changed to delete any reference to "Hutton." San Felipe Investors, a Texas general partnership, is the Special Limited Partner.

At December 31, 1995, the Partnership's operations consisted of the operations of a 99%-owned consolidated venture, DSC Venture ("DSC") and a 51% controlling interest in SFN Corporation ("SFN").


2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Reclassifications
Certain reclassifications have been made in the prior year's financial statements to conform with the current year's presentation.

Construction Cranes
Investments in construction cranes include the initial purchase price and related acquisition costs. Depreciation is computed using the straight-line method based on the estimated useful lives of the respective depreciable properties, which are generally between 10 to 20 years. Maintenance and repairs are charged to operations as incurred and were approximately $847,000, $757,000, and $747,000 in 1995, 1994 and 1993, respectively.

Accounting for Impairment
In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, " Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995. Based on current circumstances, adoption of FAS 121 had no impact on the financial statements.

Cash Equivalents
Cash equivalents consist of highly liquid short-term investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk
Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgement regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Organization and Loan Closing Costs
Organization costs are amortized on a straight-line basis over five years. Loan closing costs are amortized over the life of the related loan.

Rental Revenues
Leases of construction cranes are generally on a month-to-month basis and are accounted for as operating leases.

Income Taxes
No provision for income taxes has been made in the financial statements for the Partnership and DSC since these taxes are the responsibility of the individual partners rather than that of the Partnership. However, tax provision has been included in the accompanying consolidated financial statements related to the Partnership's corporate consolidated subsidiary, which is a separate taxable entity.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Partnership Allocations
Partnership income and losses will be allocated and net cash will be distributed 4% to the General Partners, 1% to the Special Limited Partner and 95% to the Limited Partners until each of the Limited Partners has received cash equal to his or her capital contribution plus an 8% annual cumulative return thereon. Thereafter, such items will be distributed 85% to the Limited Partners, 12.5% to the General Partners and 2.5% to the Special Limited Partner.

The gain on the disposition of assets is first allocated proportionately to the Partners who have negative capital accounts to restore these accounts to zero and then in accordance with the aforementioned percentages. Accordingly, all of the gain on sales of cranes was allocated to the General Partners for the years ended December 31, 1995 and 1994.

The amount of any net loss of the Partnership, which would be allocable to a Limited Partner in excess of a positive capital account, is allocated to the General Partners in proportion to their relative interests in the Partnership.

In 1994, the remaining net loss (after allocation of gain on sales of cranes) was allocated to the Limited Partners and the Special Limited Partner in amount that reduced their capital accounts to zero. The remaining loss was allocated to the General Partners in proportion to their relative interests in the Partnership. During 1995, the entire net loss excluding the gains on sales of cranes was allocated to the General Partners.

4. Joint Venture
In accordance with the October 1984 Joint Venture Agreement between the Partnership and Dayton-Scott Corporation ("Dayton-Scott"), the Partnership contributed $2,500,000 in cash for a 50% interest in DSC. Dayton-Scott contributed forty-nine crawler-type cranes and seven crane attachments ("DSC cranes"), together with all of its other assets, in exchange for assumption of its outstanding nonrecourse Loan and Security Agreement with Security Pacific Business Credit, Inc. ("SPBC") and a 50% interest in DSC. Subsequently, the Partnership wrote off its initial $2,500,000 investment in DSC and additional capital contributions of $100,000 in 1984 and $121,788 in 1986.

In April 1987, Dayton-Scott sold its entire 50% interest in DSC to the Partnership (49%) and Dayton-Scott Equipment Company ("DSEC") (1%). DSEC subsequently sold its 1% interest to DRA Management, Inc., an affiliate of Equipment Management, Inc. The purchase price for the additional 49% interest in DSC consisted of $250,000 in cash, assumption of $15,200,000 in nonrecourse debt (see Notes 5 and 7) and a contingent payment of $250,000 based on future events and conditions as defined in the purchase and sale agreement.

5. SFN Corporation
The Partnership acquired 51% of the shares of issued and outstanding Common Stock of SFN and all of the issued and outstanding shares of nonvoting Class B Redeemable Preferred Stock of SFN. The Partnership acquired such stock in consideration for its agreement to cooperate with SFN in connection with SFN's acquisition of certain assets from SPBC. The Partnership did not contribute any cash to SFN for the shares of Common Stock and Class B Redeemable Preferred Stock of SFN, however, the Partnership received a deemed capital account in the amount of $2,397 for services rendered in connection with this transaction.

Six individuals, who are affiliated with DSEC, which currently manages the Equipment (defined below), the cranes owned by DSC, and the cranes owned by the Partnership, own the remaining 49% of the shares of Common Stock of SFN. These individuals contributed cash of approximately $275,000 in the aggregate for 49% of the issued and outstanding shares of Common Stock and all of the nonvoting Class A Redeemable Preferred Stock of SFN. This equity contribution was used, in part, to fund a portion of the purchase price of the SPBC Assets (defined below) and to pay related transaction costs.

Class A Redeemable Preferred Stock received by these individuals in connection with their investment in SFN entitles them to receive a single preferred dividend of $275,000 in the aggregate, plus a 10% cumulative return until such dividend is paid, prior to any distributions being made to the other stockholders of SFN. The Class B Redeemable Preferred Stock received by the Partnership entitles the Partnership to receive a single preferred dividend of 104% of the aggregate amount paid to the holders of the Class A Redeemable Preferred Stock following the payment of the Class A preferred dividend. Once these preferred dividends have been paid to the holders of the Class A and Class B Redeemable Preferred Stock, all further distributions will be made only to the holders of the Common Stock of SFN in accordance with the pro rata percentage ownership of the holders of such Common Stock.

Effective April 30, 1992, SFN acquired all of the secured indebtedness of DSC from SPBC. In connection with the acquisition of the SPBC Debt by SFN, SPBC conveyed the following assets to SFN: (i) six cranes, one ringer, and one tower (the "Equipment") previously owned by SPBC and leased to DSC pursuant to an equipment lease ("SPBC Lease"), and (ii) the rights and obligations of SPBC under a Net Profits Agreement ("Profits Agreement") previously entered into by and among DSC, SPBC, and the Partnership (see Note 7).The SPBC Debt, Equipment, Lease and Net Profits Agreement are collectively referred to as the "SPBC Assets."

SFN paid SPBC a total consideration of $10,536,813 for the SPBC Assets, consisting of $9,536,813 paid in cash at closing and a $1,000,000 subordinated promissory note ("Subordinated Note") payable to SPBC and secured by a junior lien on all the assets of SFN.

The purchase price for the SPBC Assets was allocated to the Debt and Equipment based on the relative fair market value at the date of acquisition. In addition, SFN paid an investment banking fee of $321,190 to Scott-Macon, Ltd., an affiliate of DSEC, for its role in structuring the transaction with The CIT Group/Equipment Financing, Inc. ("CIT") and SPBC.

6. Construction Cranes
Concurrent with the formation of DSC, the Partnership purchased ten construction type cranes (the "Partnership cranes") from Dayton-Scott for a cash purchase price of $1,500,000 and, in 1986, sold one of these construction cranes. In addition, Dayton-Scott contributed the DSC cranes.

In connection with SFN's acquisition of the DSC promissory notes from SPBC, SPBC conveyed to SFN the Equipment previously owned by SPBC. The Equipment had been leased by SPBC to DSC pursuant to the SPBC Lease since April 1987, and SFN acquired the Equipment subject to the SPBC Lease, as amended on April 30, 1992. The cranes were recorded on the books for $2,119,419, which represents the allocation of the purchase price of the SPBC Assets based on the relative fair market value of the assets. In accordance with the terms of the lease, $7,000 is due and payable to the lessor on an annual basis. The Equipment Lease has an initial period of 10 years commencing April 2, 1987, and is automatically renewed for successive periods of 1 year.

In January and December 1995, the Partnership sold two DSC cranes for net proceeds of $931,125. The cranes had net book values of $226,551 and $120,484, respectively, resulting in gains on sale of $426,699 and $157,391, respectively. The proceeds are net of a 2.5% sales commission paid to DSEC. The net proceeds were used to reduce the Partnership's debt on January 11, 1995, and December 21, 1995, respectively. In July and August 1994, the Partnership sold three DSC cranes for net proceeds of $931,125. The cranes had net book values of $140,833, $128,041, and $145,800, respectively, resulting in gains on sale of $127,292, $140,084, and $249,075, respectively. The proceeds were net of a 2.5% sales commission paid to DSEC. On October 31, 1994, the net proceeds were used to reduce the Partnership's debt.

In May 1995 and August 1993, SFN received net proceeds of $659,427 and $651,683, respectively, from the sale of two of its construction cranes in accordance with the Mandatory Crane Sale requirement specified in the Loan and Security Agreement between SFN and CIT (Notes 5 and 7). The proceeds from the sales were used to pay down the Partnership's debt. The cranes had a net book value of $325,082 and $412,114, respectively, resulting in gains on sale of $334,345 and $239,569, respectively.

In January 1996, the Partnership sold another DSC crane for net proceeds of $277,875 (net of DSEC's sales commission). The crane had a net book value of $101,912, resulting in a gain on sale of $175,963. On January 17, 1996, the proceeds were used to reduce the Partnership's debt.

DSEC manages and operates the DSC cranes, SFN cranes and the Partnership cranes (collectively, the "Fleet") pursuant to a management agreement that reimburses all expenses related to the operation of the Fleet, including the salaries of DSEC's employees. The agreement also provides for incentive compensation if certain revenue goals are attained and commission payments if certain cranes are sold. For the years ended December 31, 1995, 1994, and 1993, sales commissions of $40,783, $23,875 and $16,710, respectively, were earned by DSEC. For the years ended December 31, 1995 and 1994, an incentive management fee of $55,177 and $116,453, respectively, was earned by DSEC.

7. Loans Payable

Inter Company Debt
In April 1987, concurrent with the Partnership's acquisition of an additional 49% interest in DSC (see Note 4), the Partnership assumed three notes in the amount of $12,000,000, $3,000,000 and $200,000, all of which were purchased by SFN in 1992.

The $12,000,000 note accrues interest at BankAmerica's prime lending rate plus 1/2%, subject to a floor of 8% and a cap tied to the revenues of DSC. At the end of October 1987, level principal and interest payments began based upon an interest rate of 8% per annum and provide for full amortization of the principal balance over 114 consecutive monthly payments. However, due to
prepayments, this note is scheduled to be paid in full in June 1996.   Although
interest is to be paid based on an 8% rate, the difference between the floor rate and the actual rate will be paid annually. During 1995, the actual interest rate fluctuated between the floor rate and 9.50%. The cap rate was 10.9% in 1995 and 1994, and 11.2% in 1993. During 1993, the actual interest rate was the floor rate of 8% because the prime rate plus 1/2% was below the floor rate.

The $3,000,000 note accrues interest at a fixed rate of 7.5% per annum, compounded annually, and payments on such note will be deferred until the $12 million note is paid in full. Thereafter, the entire sum of principal and accrued interest will bear interest at 7.5% per annum and DSC will be responsible for making monthly payments of $107,749 until the note is paid in full.

The $200,000 note is noninterest-bearing, and is due in full 30 days after the last payment is made on the $3,000,000 note. The notes are nonrecourse to DSC and the Partnership and are collateralized by a first lien on DSC assets, having a carrying value of approximately $5,588,086, $6,873,476 and $8,278,141 at December 31, 1995, 1994 and 1993, respectively.

Additionally, DSC agreed to pay additional interest under a Net Profits Agreement, whereby DSC has agreed to pay to its lender 25% of future net operating profits (as defined) and 25% of all net proceeds upon the sale or constructive sale of the DSC cranes. For the years ended December 31, 1995, 1994, and 1993 , SFN earned $34,984, $44,430, and $71,005, respectively.

On April 30, 1992, SFN purchased all of the secured indebtedness of DSC from SPBC (see Note 5).

Third Party Debt
In order to fund the cash portion of the purchase price for the SPBC Assets and related transaction costs, the Partnership, through its consolidated subsidiary, SFN, obtained loans (collectively, the "CIT Loans") from CIT in an aggregate amount of $9,761,813, consisting of a $8,761,813 term loan (the "Term Loan") and a $1,000,000 revolving loan (the "Revolving Loan"). The Loans are secured by a first priority security interest in all the assets of SFN, including the collateral securing the Notes Receivable from DSC and all the rights under the Net Profits Agreement.

The Term Loan matures on July 31, 2000 and accrues interest at the Prime Rate plus 1.625% per annum; monthly principal and interest payments commenced May 31, 1992. Pursuant to the terms of the agreement, SFN sold two of its construction cranes on May 15, 1995 and August 26, 1993 (see Note 6). The total net proceeds of $659,427 from the May 15, 1995 sale were applied to the term loan and represent the additional principal payment due on May 31, 1995. Of the total net proceeds from the August 26, 1993 sale, $312,500 was applied to the Term Loan and represented the additional principal payment due on April 30, 1994. The remaining net proceeds of $339,183 were applied to the Revolving Loan.

The $1,000,000 Revolving Loan is due and payable on March 31, 2001. Interest accrues at the Prime Rate plus 1.625% per annum and is payable in monthly installments that commenced May 31, 1992. Additional advances for federal, state and local taxes and operating expenses, up to a maximum of $40,000 per annum, shall constitute a part of the principal and shall bear interest from the date of the advance. The loan may be prepaid, in whole or in part, at any time without premium or penalty, except where such prepayment is being made in connection with the full prepayment of the Term Loan, in which case, a premium shall be paid on the Revolving Loan. The balance outstanding on the Revolving Loan was paid in full on September 1995. The facility was available and unused as of December 31, 1995.

SFN also executed a participation note (the "Participation Note") in the amount of $252,200, with interest to accrue until November 30, 2000, at the rate of 8% per annum in favor of CIT, at which time the total principal and interest shall be $500,000. Pursuant to this note, CIT will be entitled to receive the greater of the accreted value of the note or 25% of the net proceeds from the sale of the cranes plus 25% of the fair market value of the cranes owned by SFN on November 30, 2000. At April 30, 1992, the Participation Loan was recorded at 25% of the fair market value of the cranes or $700,000.

SFN also executed a subordinated promissory note to SPBC in the amount of $1,000,000. Interest accrues at the rate of 7.5% per annum and is payable on a monthly basis beginning June 5, 1992 and continues until maturity. Principal installments are due annually beginning May 5, 1993 and ending on May 5, 1999, at which time the entire balance of principal and accrued interest is due and payable. This loan is subordinate to the CIT loans.

The following schedule summarizes the loans payable balance as of December 31, 1995 and 1994:

                                             1995                   1994

CIT Term Loan                        $  3,318,528          $   5,753,130
CIT Revolving Loan                              -                 41,922
CIT Participation Loan                    700,000                700,000
SPBC Subordinated Promissory Note         400,000                500,000
Vehicle Loans                              34,017                 52,283

                                     $  4,452,545          $   7,047,335


Based on the borrowing rates currently available to the Partnership for loans with similar and average maturities, the fair value of the CIT Term Loan, SPBC Subordinated Promissory Note, and the vehicle loans, approximates carrying value. It is not practicable for the Partnership to estimate fair value of the CIT Participation Loan as no quoted market price exists and the cost of obtaining an independent valuation appears excessive to the Partnership.

Aggregate maturities of loans payable at December 31, 1995 are as follows:

                                                Loans
                                              Payable

      1996                              $     651,380
      1997                                    714,430
      1998                                    772,091
      1999                                  1,013,997
      2000                                  1,300,647

                                        $   4,452,545


8. Transactions with General Partners and Affiliates
The following is a summary of transactions with General Partners and their affiliates during the years ended December 31, 1995, 1994 and 1993:


                               Unpaid           Paid          Paid        Paid
                          December 31,        During        During      During
                                 1995           1995          1994        1993

Administrative salaries
  and expenses            $    28,331      $ 103,583     $ 100,966    $ 115,418
Management fees             1,889,818         60,000        60,000       60,000

                          $ 1,918,149      $ 163,583     $ 160,966    $ 175,418


As of June 1986, the General Partners agreed to defer payment of monthly management fees in excess of $5,000 until cash flow of the Partnership improves.

At December 31, 1995 and 1994, cash in the amounts of $834,258 and $819,159, respectively, was on deposit with an affiliate of Equipment Management Inc., one of the General Partners.

9. Significant Customers
During 1995, 1994 and 1993, net rental revenues from one customer amounted to approximately $1,104,000 (24%), $1,202,000 (25%), and $1,020,000 (21%) of
rental revenues, respectively. Loss of this customer could have a significant detrimental impact on net rental revenues.

10. Commitments and Contingencies
On August 4, 1989, a class action lawsuit was filed in United States District Court for the Southern District of Texas, Houston Division. The plaintiffs, who are investors in the Partnership, alleged fraud, securities law, RICO and fiduciary duty violations by the General Partners, the Partnership and Shearson Lehman Brothers Inc. in the formation, sale and operation of the Partnership. From October 7, 1993 through October 15, 1993, the action entitled Baker, et. al. vs. The E.F. Hutton Group, et. al. was tried before a jury. After hearing all of the evidence, on October 15, 1993 the jury rendered a verdict in favor of the defendants and dismissed all of the plaintiffs' claims. Thereafter, the plaintiffs filed a notice that they intended to appeal the verdict. However, on January 26, 1994, the plaintiffs advised the United States Court of Appeals, fifth circuit, that they were withdrawing their appeal. The costs of defending the suit was not borne by the Partnership.

At December 31, 1995, DSC is a defendant in a personal injury lawsuit and the discovery process is ongoing. DSC is vigorously contesting the plaintiff's claims. The Partnership believes that the outcome of this case will not have a material impact on the Partnership.

11. Reconciliation of Net Income (Loss) to Taxable Income (Loss)
The net income reported in the financial statements for the year ended December 31, 1995, 1994, and 1993 was less than the net income reported for federal income tax purposes by approximately $1,706,000 and $1,779,000, and 230,000,
respectively.   The differences for each year were primarily the result of differences between methods of depreciation for book and tax purposes, timing differences in the recognition of revenues and expenses between book and tax methods of accounting, differences in the recognition of the Partnership's share of DSC's income and the treatment of SFN as a separate taxable entity.

12. Deferred Income Taxes (SFN Corporation)
The provision for income taxes results from the Partnership's corporate consolidated subsidiary, SFN Corporation, which is a separate taxable entity, and, therefore, has no effect on the limited partners, taxable income or loss reportable for the year ended December 31, 1995 (Note 5) .

SFN Corporation's total provision for income taxes differs from that which would have been calculated using the statutory federal income tax rate due primarily to the net effect of the provision for state income taxes. Deferred income taxes result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes primarily related to differences in the methods of amortization of the discount on notes receivable and methods of depreciation for book and tax purposes.

The provision for income taxes and deferred tax liability at December 31, 1995 and 1994 consists of the following:

Provision for Income Taxes                        1995                  1994

  Federal income taxes                     $   140,318           $   127,700

  State income taxes                            19,602                17,400

Provision for income taxes                 $   159,920           $   145,100

Deferred Tax Liability

  Estimated deferred tax asset             $   888,345           $   885,581

  Estimated deferred tax liability          (1,507,665)           (1,344,981)

Net deferred tax liability                 $  (619,320)          $  (459,400)


The current net operating loss carryforward, which creates the deferred tax asset, is expected to be offset by future income.



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Partners of
Equipment Asset Recovery Fund, L.P. and
Consolidated Venture and Subsidiary:

We have audited the accompanying consolidated balance sheets of Equipment Asset Recovery Fund, L.P. (a Texas limited partnership) and Consolidated Venture and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Equipment Asset Recovery Fund, L.P. and Consolidated Venture and Subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                         ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 9, 1996




Schedule II - Valuation and Qualifying Accounts
For the years ended December 31, 1995, 1994 and 1993

Column A                           Column B                 Column C

                                    Balance at         Additions     Additions
                                  Beginning of        Charged to    Charged to
Description                               Year   Cost & Expenses      Accounts

Year ended December 31, 1995
Allowance for doubtful accounts      $  10,000         $       -       $     -

Year ended December 31, 1994
Allowance for doubtful accounts      $  50,000         $       -       $     -

Year ended December 31, 1993
Allowance for doubtful accounts      $  45,300         $   4,700       $     -


Schedule II - Valuation and Qualifying Accounts
For the years ended December 31, 1995, 1994 and 1993

Column A                                      Column D               Column E

                                                                    Balance at
                                                                    End of
Description                                  Deductions             Year

Year ended December 31, 1995
Allowance for doubtful accounts              $        -            $    10,000

Year ended December 31, 1994
Allowance for doubtful accounts              $   40,000            $    10,000

Year ended December 31, 1993
Allowance for doubtful accounts              $        -            $    50,000


Report of Independent Public Accountants on Schedule to Consolidated Financial Statements


To the Partners of
Equipment Asset Recovery Fund, L.P. and
     Consolidated Venture Subsidiary:

We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements included in Equipment Asset Recovery Fund, L.P. and Consolidated Venture and Subsidiary's annual report to unitholders incorporated by reference in this Form 10-K, and have issued our report thereon dated February 9, 1996. Our audit was made for the purpose of forming an opinion on those consolidated statements taken as a whole. Schedule II is the responsibility of the Partnership's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                      ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 9, 1996