Form 10-K, Exhibit 13
period 1996-12-31
EQUIPMENT ASSET RECOVERY FUND LP
filed 1997-03-31
CIK 731717

EXHIBIT 13
                     Equipment Asset Recovery Fund, L.P.
                             1996 ANNUAL REPORT


Message to Investors

We are pleased to provide for your review the 1996 annual report for Equipment Asset Recovery Fund, L.P. (the "Partnership"). As discussed in prior correspondence, in November 1996, the Partnership, in conjunction with DSC Venture ("DSC") and SFN Corporation ("SFN"), sold (the "Sale") its fleet of heavy-lift cranes, related equipment and existing customer crane rental agreements. In this annual report, we have included a review of the Sale, a financial overview, and the Partnership's audited financial statements for the year ended December 31, 1996.

Liquidating Sale & Distribution of Proceeds
On November 27, 1996, the Partnership, DSC and SFN completed the Sale with Western Crane Supply, Inc. ("Western") a Kennewick, Washington-based operator of construction cranes. The Partnership received net proceeds of $2,772,051 for its crane fleet and $7,366,940 in distributions from its interest in DSC. In addition, the Partnership received initial liquidating distributions of approximately $552,138 from SFN in February 1997. The Partnership expects to receive a final liquidating distribution, in the amount of approximately $190,000, from its interest in SFN by the end of 1997.

As a result of the Sale, on March 6, 1997, the Partnership paid a special cash distribution, in the amount of $300 per Unit, to Unitholders of record as of November 27, 1996. Such distribution represents a substantial portion of the net sales proceeds and distributions from DSC received by the Partnership. The remaining net proceeds from the Sale and the Partnership's remaining cash reserves will then be used to pay a final liquidating distribution, after the remaining liabilities of the Partnership have been paid or otherwise provided for.

Summary
We are pleased with the timing and terms of the Sale which allowed the Partnership to capitalize on significantly improved market conditions for its equipment. A Schedule K-1, reflecting the dissolution of the Partnership, will be forwarded to you by early 1998.

Should you have any remaining questions regarding the Partnership, you may contact your Financial Consultant or First Data Investor Services Group. All administrative inquiries, including change of address, must be submitted in writing to the Partnership's transfer agent, Service Data Corporation, 2424 South 130th Circle, Omaha, NE 68144-2596. Both First Data Investor Services Group and Service Data Corporation can be reached at (800) 223-3464.

Very truly yours,


/s/ Moshe Braver              /s/ Steven A. Webster
Moshe Braver                  Steven A. Webster
President                     General Partner
Equipment Management Inc.
General Partner

March 31, 1997


Consolidated Balance Sheets             At December 31,       At December 31,
                                                  1996                  1995
Assets
Equipment, at cost:
 Construction cranes                      $          _         $  16,307,334
 Vehicles and equipment                              _               128,761
                                                     -            16,436,095
 Less accumulated depreciation                       _            (9,781,264)
                                                     _             6,654,831

Cash and cash equivalents                   15,217,595             1,118,831
Accounts receivable, net of allowance
 for doubtful accounts of $10,000 in 1996
 and 1995                                      173,415               272,837
Organization and loan closing costs,
 net of accumulated amortization of
 $564,260 in 1996 and $242,372 in 1995               _               321,888
Other assets                                   193,397                53,124
  Total Assets                            $ 15,584,407         $   8,421,511

Liabilities and Partners'Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses    $  1,745,745         $     463,130
 Management fee payable                      1,445,685             1,889,818
 Loans payable                                       _             4,452,545
 Due to affiliates                                   _               147,000
 Distribution payable                       10,333,264                     _
 Income taxes payable                          624,065               619,320
  Total Liabilities                         14,148,759             7,571,813
Minority interest payable                      584,313             1,265,001
Partners' Capital (Deficit):
 General Partners                               34,053              (415,303)
 Limited Partners                              808,769                     _
 Special Limited Partner                         8,513                     _
  Total Partners' Capital (Deficit)            851,335              (415,303)
      Total Liabilities and Partners'
      Capital (Deficit)                   $ 15,584,407        $    8,421,511


Consolidated Statements of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994
                                                           Special
                                  General      Limited     Limited
                                 Partners     Partners     Partner        Total

Balance at December 31, 1993  $(1,040,016)   $  15,032   $     157  $(1,024,827)
Net Income (Loss)                 270,491      (15,032)       (157)     255,302
Balance at December 31, 1994     (769,525)           _           _     (769,525)
Net Income                        354,222            _           _      354,222
Balance at December 31, 1995     (415,303)           _           _     (415,303)
Net Income                        862,687   10,625,369     111,846   11,599,902
Distributions                    (413,331)  (9,816,600)   (103,333) (10,333,264)
Balance at December 31, 1996  $    34,053    $ 808,769   $   8,513  $   851,335


Consolidated Statements of Operations

For the years ended December 31,               1996          1995         1994
Income
Rental income                           $ 4,239,442   $ 4,562,048  $  4,818,140
Interest income                             123,965        58,881        37,095
Other income                                 22,558        25,338        38,080
  Total Income                            4,385,965     4,646,267     4,893,315
Expenses
Rental expenses                           1,271,192     1,284,210     1,208,155
General, selling and administrative       4,118,219     1,915,608     1,699,833
Depreciation and amortization             1,207,668     1,235,491     1,331,008
Interest expense                            175,855       500,026       651,359
Management fee                              947,609       233,875       248,592
  Total Expenses                          7,720,543     5,169,210     5,138,947
Other Income
Gain on sales of equipment               16,217,725       918,435       516,451
Gain on extinguishment of debt              130,144             _             _
  Total Other Income                     16,347,869       918,435       516,451
Net Income before Minority Interest
 and Provision for Income Taxes          13,013,291       395,492       270,819
Minority Interest                        (1,034,312)      118,650       129,583
Income before Provision for
 Income Taxes                            11,978,979       514,142       400,402
Provision for income taxes                  379,077       159,920       145,100
  Net Income                           $ 11,599,902    $  354,222   $   255,302
Net Income Allocated:
To the General Partners                $    862,687    $   354,222  $   270,491
To the Limited Partners                  10,625,369              _      (15,032)
To the Special Limited Partner              111,846              _         (157)
                                       $ 11,599,902    $   354,222  $   255,302
Per limited partnership unit
(32,722 outstanding)                   $     324.72    $         _  $      (.46)


Consolidated Statements of Cash Flows
For the years ended December 31,               1996           1995         1994
Cash Flows From Operating Activities
Net Income                             $ 11,599,902     $  354,222   $  255,302
Adjustments to reconcile net income
 to net cash provided by (used for)
 operating activities:
   Gain on sales of cranes              (16,217,725)      (918,435)    (516,451)
   Gain on extinguishment of debt          (130,144)             _            _
   Minority interest                       (680,688)      (118,650)    (129,583)
   Depreciation                             885,780      1,169,389    1,264,906
   Amortization                             321,888         66,102       66,102
 Increase (decrease) in cash arising
  from changes in operating assets
  and liabilities:
    Accounts receivable, net                 99,422        (30,169)     204,050
    Other assets                           (140,273)       137,924      (46,859)
    Accounts payable and
     accrued expenses                     1,282,615       (183,832)     124,950
    Management fee payable                 (444,133)       173,875      188,592
    Accrued interest                              _        (50,012)      50,012
    Due to affiliates                      (147,000)       147,000            _
    Income taxes payable                      4,745        159,920      145,100
Net cash provided by (used for)
 operating activities                    (3,565,611)       907,334    1,606,121
Cash Flows From Investing Activities
 Proceeds from sales of cranes,
  vehicles and equipment                 21,986,776      1,590,552      931,125
 Net cash provided by investing
  activities                             21,986,776      1,590,552      931,125
Cash Flows From Financing Activities
 Proceeds from long-term debt               100,000        100,000      275,503
 Principal payments on long-term debt    (4,422,401)    (2,694,790)  (2,329,234)
Net cash used for financing activities   (4,322,401)    (2,594,790)  (2,053,731)
Net increase (decrease) in cash and
 cash equivalents                        14,098,764        (96,904)     483,515
Cash and cash equivalents, beginning
 of period                                1,118,831      1,215,735      732,220
Cash and cash equivalents, end
 of period                              $15,217,595    $ 1,118,831  $ 1,215,735
Supplemental Disclosure of Cash
 Flow Information
Cash paid during the period for interest   $175,855       $550,038     $601,347


Notes to the Consolidated Financial Statements
December 31, 1996, 1995 and 1994

1. Organization

Equipment Asset Recovery Fund, L.P. (the "Partnership"), formerly Hutton Asset Recovery Fund, was organized as a Limited Partnership under the laws of Texas pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated and filed October 27, 1983. The Partnership was inactive from its inception through December 1983. The Partnership was formed for the primary purpose of acquiring, operating, leasing and selling various types of assets. The Partnership's only remaining investment was its interest in construction cranes (see
Note 6). The Partnership, through its operating manager, Dayton Scott Equipment Company ("DSEC"), competed nationwide for heavy crane rental contracts, and from time to time it competes for particular international projects. The Partnership derived a majority of its revenues from the southwest region of the United States, particularly, Louisiana and Texas.

Equipment Management, Inc. ("EMI"), formerly Hutton Equipment Management, Inc., an affiliate of Lehman Brothers Inc., and Steven A. Webster are the General Partners of the Partnership. On July 31, 1993, certain of Shearson Lehman Brothers Inc.'s domestic retail brokerage and management businesses were sold to Smith Barney, Harris Upham & Co. Inc. Included in the purchase was the name "Hutton." Consequently, the Hutton Equipment Management, Inc. General Partner's and the Partnership's names were changed to delete any reference to "Hutton." San Felipe Investors, a Texas general partnership, is the Special Limited Partner.

At December 31, 1995, the Partnership's operations consisted of the operations of a 99%-owned consolidated venture, DSC Venture
("DSC") and a 51% controlling interest in SFN Corporation
("SFN").

On November 27, 1996, the Partnership, DSC and SFN completed a bulk sale of their remaining equipment assets for $15,900,000. The Partnership received net proceeds of $2,772,051 for its crane fleet and $7,366,940 in a distribution from its interests in DSC. The Partnership also received $1,938,000 in management fees from SFN during 1996 and $459,000 in January 1997. In addition, the Partnership received initial liquidating distributions of approximately $552,138 from SFN in February 1997. The Partnership expects to receive a final liquidating distribution, in the amount of approximately $190,000, from its interest in SFN by the end of 1997. The General Partners declared a special cash distribution to unitholders of record as of November 27, 1996 in the amount of $10,333,264 ($300 per limited partnership unit). The remaining sales proceeds, with the Partnership's cash, will first be used to provide for all liabilities and obligations of the Partnership through liquidation, following which any remaining amounts will be distributed to the partners upon dissolution of the Partnership, which is expected to occur in late 1997.

2. Significant Accounting Policies

Basis of Accounting - The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues were recognized as earned and expenses were recorded as obligations were incurred.

Reclassifications - Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

Construction Cranes - Investments in construction cranes include the initial purchase price and related acquisition costs.
Depreciation was computed using the straight-line method based on the estimated useful lives of the assets, which were generally between 10 to 20 years.

Cash Equivalents - Cash equivalents consist of highly liquid short-term investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation.

Fair value estimates were subjective and were dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Organization and Loan Closing Costs - Organization costs were amortized on a straight-line basis over five years. Loan closing costs were amortized over the life of the related loan.

Rental Revenues - Leases of construction cranes were generally on a month-to-month basis and were accounted for as operating leases.

Income Taxes - No provision for income taxes has been made in the consolidated financial statements for the Partnership and DSC since these taxes are the responsibility of the individual partners or co-ventures rather than that of the Partnership or DSC. However, an income tax provision has been included in the accompanying consolidated financial statements related to the Partnership's corporate consolidated subsidiary SFN, which is a separate taxable entity.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

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

The gains on the sales of cranes were first allocated proportionately to the Partners who had negative capital accounts to restore these accounts to zero and then in accordance with the aforementioned percentages.

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

In April 1987, Dayton-Scott sold its entire 50% interest in DSC to the Partnership (49%) and DSEC (1%). DSEC subsequently sold its 1% interest to DRA Management, Inc., an affiliate of EMI. The purchase price for the additional
49% interest in DSC consisted of $250,000 in cash, assumption of $15,200,000 in nonrecourse debt (see Notes 5 and 7) and a contingent payment of $250,000 based on future events and conditions as defined in the purchase and sale agreement.

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

Six individuals, who were affiliated with DSEC, which previously managed the Equipment (defined below), the cranes owned by DSC, and the cranes owned by the Partnership, own the remaining 49% of the shares of Common Stock of SFN. These individuals contributed cash of approximately $275,000 in the aggregate for 49% of the issued and outstanding shares of Common Stock and all of the nonvoting Class A Redeemable Preferred Stock of SFN. This equity contribution was used, in part, to fund a portion of the purchase price of the SPBC Assets (defined below) and to pay related transaction costs.

The holders of the Class A Redeemable Preferred Stock are entitled to receive a single preferred dividend of $275,000 in the aggregate, plus a 10% cumulative return until such dividend is paid, prior to any distributions being made to the other stockholders of SFN. The Class B Redeemable Preferred Stock received by the Partnership entitles the Partnership to receive a single preferred dividend of 104% of the aggregate amount paid to the holders of the Class A Redeemable Preferred Stock following the payment of the Class A preferred dividend. Once these preferred dividends have been paid to the holders of the Class A and Class B Redeemable Preferred Stock, all further distributions will be made only to the holders of the Common Stock of SFN in accordance with the pro rata percentage ownership of the holders of such Common Stock.

Effective April 30, 1992, SFN acquired all of the secured indebtedness of DSC from SPBC. In connection with the acquisition of the SPBC Debt by SFN, SPBC conveyed the following assets to SFN: (i) six cranes, one ringer, and one tower (the "Equipment") previously owned by SPBC and leased to DSC pursuant to an equipment lease ("SPBC Lease"), and (ii) the rights and obligations of SPBC under a Net Profits Agreement ("Profits Agreement") previously entered into by and among DSC, SPBC, and the Partnership (see Note 7). The SPBC Debt, Equipment, Lease and Net Profits Agreement are collectively referred to as the "SPBC Assets."

SFN paid SPBC a total consideration of $10,536,813 for the SPBC Assets, consisting of $9,536,813 paid in cash at closing and a $1,000,000 subordinated promissory note ("Subordinated Note") payable to SPBC and secured by a junior lien on all the assets of SFN.

The purchase price for the SPBC Assets was allocated to the Debt and Equipment based on the relative fair market value at the date of acquisition. In addition, SFN paid an investment banking fee of $321,190 to an affiliate of DSEC, for its role in structuring the transaction with The CIT Group/Equipment Financing, Inc. ("CIT") and SPBC.

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

On November 27, 1996, the Partnership, DSC and SFN completed a bulk sale of their remaining equipment assets (see Note 1).

The following is a summary of the equipment sold for the years ended December 31, 1996, 1995 and 1994:

                               Number         Net          Net         Gain
                            of Cranes    Selling Price  Book Value    On Sale
1996
 EARF                           9        $ 3,090,478   $  223,359   $ 2,867,119
 DSC                           51         17,391,292    4,879,473    12,511,819
 SFN                            6          1,486,314      650,132       836,182
 DSC Vehicles                   -             18,692       16,087         2,605

Total for 1996                 66        $21,986,776   $5,769,051   $16,217,725

1995
 DSC                            2        $   931,125   $  347,035   $   584,090
 SFN                            1            659,427      325,082       334,345

Total for 1995                  3        $ 1,590,552   $  672,117   $   918,435

1994
 DSC                            3        $   931,125   $  414,674   $   516,451

Total for 1994                  3        $   931,125   $  414,674   $   516,451

The sales proceeds were used to reduce and eventually extinguish the Partnership's debt (see Note 1).

DSEC managed and operated the DSC cranes, SFN cranes and the Partnership cranes (collectively, the "Fleet") pursuant to a management agreement that reimbursed all expenses related to the operation of the Fleet, including the salaries of DSEC's employees. The agreement also provided for incentive compensation if certain revenue goals were attained and commission payments if cranes were sold. The following is a summary of the sales commissions, incentive management fee and severance/termination fee paid to DSEC for the years ended December 31, 1996, 1995, and 1994:

                                 Unpaid         Paid          Paid        Paid
                            December 31,      During        During      During
                                   1996         1996          1995        1994
Incentive Management Fees     $ 221,513   $        _    $   55,177   $ 116,453
Sales Commissions                     _      558,772        40,783      23,875
Severance/Termination Fees            _    1,000,000             _           _
                              $ 221,513   $1,558,772    $   95,960   $ 140,328

7. Loans Payable

Inter Company Debt
In April 1987, concurrent with the Partnership's acquisition of an additional 49% interest in DSC (see Note 4), the Partnership assumed three notes in the amount of $12,000,000, $3,000,000 and $200,000, all of which were purchased by SFN in 1992. The notes were nonrecourse to DSC and the Partnership and were collateralized by a first lien on DSC assets. This note was paid in full in July 1996 due to prepayments made according to the terms of the note.

The $12,000,000 note accrued interest at BankAmerica's prime lending rate plus 1/2%, subject to a floor of 8% and a cap tied to the revenues of DSC. This note was paid in full in June 1996 due to prepayments made according to the terms of the note.

The $3,000,000 note accrued interest at a fixed rate of 7.5% per annum, compounded annually, and payments on such note were deferred until the $12 million note was paid in full. This note was paid in full on October 4, 1996 due to prepayments made according to the terms of the note.

The $200,000 note was noninterest-bearing, and was due in full 30 days after the last payment was made on the $3,000,000 note.

Additionally, in consideration for the restructuring of its debt in 1988, DSC was required to pay additional interest under a Net Profits Agreement, in the amount of 25% of future net operating profits (as defined) and 25% of all net proceeds upon the sale or constructive sale of the DSC cranes. For the years ended December 31, 1996, 1995, and 1994, SFN earned $2,779,189, $34,984 and $44,430, respectively, under this agreement.

Third Party Debt
In order to fund the cash portion of the purchase price for the SPBC Assets and related transaction costs, the Partnership, through its consolidated subsidiary, SFN, obtained loans (collectively, the "CIT Loans") from CIT in an aggregate amount of $9,761,813, consisting of a $8,761,813 term loan (the "Term Loan") and a $1,000,000 revolving loan (the "Revolving Loan"). The Loans were secured by a first priority security interest in all the assets of SFN, including the collateral securing the Notes Receivable from DSC and all the rights under the Net Profits Agreement.

The Term Loan originally matured on July 31, 2000 and accrued interest at the Prime Rate plus 1.625% per annum; monthly principal and interest payments commenced May 31, 1992. Pursuant to the terms of the agreement, net proceeds from the sales of any DSC cranes or SFN cranes were applied to the Term Loan and/or Revolving Loan. This note was paid in full in August 1996 due to prepayments made according to the terms of the note.

The $1,000,000 Revolving Loan was due and payable on March 31, 2001. Interest accrued at the Prime Rate plus 1.625% per annum and was payable in monthly installments that commenced May 31, 1992. Additional advances for federal, state and local taxes and operating expenses, up to a maximum of $40,000 per annum, shall constitute a part of the principal and shall bear interest from the date of the advance. The balance outstanding on the Revolving Loan was paid in full in September 1995.

SFN also executed a participation note (the "Participation Note") in the amount of $252,200, with interest to accrue until November 30, 2000, at the rate of 8% per annum in favor of CIT, at which time the total principal and interest were to be $500,000. Pursuant to this note, CIT was entitled to receive the greater of the accreted value of the note or 25% of the net proceeds from the sale of the cranes plus 25% of the FMV of the cranes owned by SFN on November 30, 2000. At April 30, 1992, the Participation Loan was recorded at 25% of the fair market value of the cranes or $700,000. On July 25, 1996 SFN paid $594,856 to CIT in full satisfaction of this note and recorded a gain on extinguishment of debt of $105,144.

SFN also executed a subordinated promissory note to SPBC in the amount of $1,000,000. Interest accrued at the rate of 7.5% per annum and was payable on a monthly basis beginning June 5, 1992. Principal installments were due annually beginning May 5, 1993 and ending on May 5, 1999. On August 30, 1996 SFN paid $276,962 to SPBC in full satisfaction of this note and recorded a gain on extinguishment of debt of $25,000.

8. Transactions with General Partners and Affiliates

The following is a summary of transactions with General Partners and their affiliates during the years ended December 31, 1996, 1995 and 1994:

                                 Unpaid         Paid         Paid         Paid
                            December 31,      During       During       During
                                   1996         1996         1995         1994
Administrative salaries
 and expenses                $   58,192   $   57,537    $ 103,583    $ 100,966
Management fees               1,224,172    1,391,742       60,000       60,000
                             $1,282,364   $1,449,279    $ 163,583    $ 160,966

As of June 1986, the General Partners agreed to defer payment of monthly management fees in excess of $5,000 until cash flow of the Partnership improved. On November 20, 1996, the Partnership paid deferred management fees totaling $1,331,742 to EMI. Subsequent to December 31, 1996, the Partnership paid to San Felipe Resources (for the benefit of Mr. Webster) $948,197 and EMI $275,974.

At December 31, 1995, cash in the amount of $834,258, was on deposit with an affiliate of EMI. As of December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of the General Partner or the Partnership.

9. Significant Customers

During 1996, 1995 and 1994, net rental revenues from one customer amounted to approximately $1,002,818 (24%), $1,104,000 (24%), and
$1,202,000 (25%) of rental revenues, respectively.

10. Reconciliation of Net Income to Taxable Income

The net income reported in the financial statements for the year ended December 31, 1996, 1995 and 1994 was less than the net income reported for federal income tax purposes by approximately $1,961,000, $1,706,000 and $1,779,000, respectively. The differences for each year were primarily the result of differences between methods of depreciation for book and tax purposes, timing differences in the recognition of revenues and expenses between book and tax methods of accounting, differences in the recognition of the Partnership's share of DSC's income and the treatment of SFN as a separate taxable entity.

11. Current Income Taxes (SFN Corporation)

The provision for income taxes results from the Partnership's corporate consolidated subsidiary, SFN Corporation, which is a separate taxable entity, and, therefore, has no effect on the limited partners, taxable income or loss reportable for the year ended December 31, 1996 (see Note 5) .

SFN Corporation's total provision for income taxes differs from that which would have been calculated using the statutory federal income tax rate due primarily to the net effect of the provision for state income taxes. Current income taxes result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes primarily related to differences in the methods of amortization of the discount on notes receivable and methods of depreciation for book and tax purposes.

The provision for income taxes and current tax liability at December 31, 1996 and 1995 consists of the following:



Provision for Income Taxes                   1996           1995
Federal income taxes                     $345,347     $  140,318
State taxes                                33,730         19,602
Provision for income taxes               $379,077     $  159,920

Current Tax Liability
Estimated current tax asset              $      _     $  888,345
Estimated current tax liability          (624,065)    (1,507,665)
Net current tax liability                $(624,065)   $ (619,320)


                Report of Independent Accountants


To the Partners of
Equipment Asset Recovery Fund, L.P. and
Consolidated Venture and Subsidiary:

We have audited the accompanying consolidated balance sheets of Equipment Asset Recovery Fund, L.P. (a Texas limited partnership) and Consolidated Venture and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Partnership sold all of its equipment assets on November 27, 1996. The Partnership anticipates settling and liquidating its remaining assets and liabilities and dissolving the Partnership in 1997. The balance sheet presented herein represents the general partners' estimated net realizable value of all assets and liabilities as of December 31, 1996 and the statements of operations and cash flows represent the operations of the Partnership for the year ended December 31, 1996, including the operations related to the equipment assets through November 26, 1996.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Equipment Asset Recovery Fund, L.P. and Consolidated Venture and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 18, 1997