Form 10-K, Exhibit 13
period 1997-12-31
EQUIPMENT ASSET RECOVERY FUND LP
filed 1998-03-31
CIK 731717

EXHIBIT 13.1
               Equipment Asset Recovery Fund, L.P.
                       1997 ANNUAL REPORT


We are pleased to provide for your review the 1997 annual report for Equipment Asset Recovery Fund, L.P. (the "Partnership"). As you are aware, during November 1996, the Partnership, in conjunction with DSC Venture ("DSC") and SFN Corporation ("SFN"), sold its fleet of heavy-lift cranes, related equipment and existing customer crane rental agreements (the "Sale").
As a result of the Sale, on March 6, 1997, the Partnership paid a special cash distribution, in the amount of $300 per Unit, to Unitholders of record as of November 27, 1996. This cash distribution represented a substantial portion of the net sales proceeds and distributions from DSC received by the Partnership. The remaining net proceeds from the Sale as well as the Partnership's remaining cash reserves, if any, will be used to pay a final liquidating distribution, after providing for the Partnership's liabilities, which include legal fees from the purported class action lawsuit discussed below.
As discussed in previous correspondence, on June 4, 1997, a purported class action suit was commenced by a limited partner who acquired interests through a tender offer, on behalf of, among others, all limited partners of the Partnership, in the District Court for Harris County, Texas against Steven A. Webster, Equipment Management Inc., the Partnership (a Nominal Defendant) and others (collectively, the "Defendants"). The Defendants believe the allegations in this complaint are without merit and intend to defend the action vigorously. It is uncertain at this time what effect, if any, the pending class action suit will have on the amount of the final liquidating distribution or on the timing of the Partnership's liquidation. Although it is the General Partners' intention to expedite the liquidation process, the Partnership cannot be liquidated until this litigation is resolved and the Partnership's liabilities, if any, ascertained. We will update you on the status of the Partnership's liquidation process in future reports. In the interim, should you have any questions regarding the Partnership, you may contact your Financial Consultant or First Data Investor Services Group. All administrative inquiries, including change of address, must be submitted in writing to the Partnership's transfer agent, Service Data Corporation, 2424 South 130th Circle, Omaha, NE 68144-2596. Both First Data Investor Services Group and Service Data Corporation can be reached at (800) 223-3464.
Very truly yours,
/s/Jeffrey C. Carter               /s/Steven A. Webster
Jeffrey C. Carter                  Steven A. Webster
President                          General Partner
Equipment Management Inc.
General Partner

March 30, 1998

Consolidated Balance Sheets             At December 31, At December 31,
                                                  1997            1996
Assets
Cash and cash equivalents                   $1,909,899     $15,217,595
Accounts receivable, net of allowance
 for doubtful accounts of $10,000 in 1996            _         173,415
Other assets                                         _         193,397
  Total Assets                              $1,909,899     $15,584,407
Liabilities and Partners'
Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses      $1,605,246      $1,745,745
 Management fee payable                              _       1,445,685
 Distribution payable                                _      10,333,264
 Income taxes payable                                _         624,065
  Total Liabilities                          1,605,246      14,148,759
Minority interest                                    _         584,313
Partners' Capital:
 General Partners                               12,186          34,053
 Limited Partners                              289,421         808,769
 Special Limited Partner                         3,046           8,513
  Total Partners' Capital                      304,653         851,335
 Total Liabilities and Partners' Capital   $1,909,899     $15,584,407



Consolidated Statements of Partners' Capital (Deficit)
For the years ended December 31, 1997, 1996 and 1995

                                                        Special
                                General      Limited     Limited
                                Partners     Partners    Partner      Total
Balance at December 31, 1994    $(769,525)   $      _    $    _     $(769,525)
Net Income                        354,222           _         _       354,222
Balance at December 31, 1995     (415,303)          _         _      (415,303)
Net Income                        862,687  10,625,369   111,846    11,599,902
Distributions                    (413,331) (9,816,600) (103,333)  (10,333,264)
Balance at December 31, 1996       34,053     808,769     8,513       851,335
Net Loss                          (21,867)   (519,348)   (5,467)     (546,682)
Balance at December 31, 1997      $12,186    $289,421  $  3,046     $ 304,653

Consolidated Statements of Operations
For the years ended December 31,        1997            1996            1995
Income
Rental                              $      _      $4,239,442      $4,562,048
Interest                             213,557         123,965          58,881
Other                                  5,662          22,558          25,338
  Total Income                       219,219       4,385,965       4,646,267
Expenses
Rental                                     _       1,271,192       1,284,210
General, selling and administrative  652,514       4,118,219       1,915,608
Depreciation and amortization              _       1,207,668       1,235,491
Interest                                   _         175,855         500,026
Management fee                             _         947,609         233,875
  Total Expenses                     652,514       7,720,543       5,169,210
Loss from Operations                (433,295)     (3,334,578)       (522,943)
Other Income
Gain on sales of equipment                 _      16,217,725         918,435
Gain on extinguishment of debt             _         130,144               _
  Total Other Income                       _      16,347,869         918,435
Net Income (Loss) before
Minority Interest
 and Provision for Income Taxes     (433,295)     13,013,291         395,492
Minority Interest                   (492,868)     (1,034,312)        118,650
Income (Loss) before Provision for
Income Taxes                       (926,163)     11,978,979         514,142
Benefit from
(Provision for) income taxes         379,481        (379,077)       (159,920)
  Net Income (Loss)                $(546,682)    $11,599,902        $354,222
Net Income (Loss) Allocated:
To the General Partners             $(21,867)       $862,687        $354,222
To the Limited Partners             (519,348)     10,625,369               _
To the Special Limited Partner        (5,467)        111,846               _
                                   $(546,682)    $11,599,902        $354,222
Per limited partnership unit
(32,722 outstanding)                $ (15.87)    $    324.72        $      _

Consolidated Statements of Cash Flows
For the years ended December 31,        1997            1996            1995
Cash Flows From Operating Activities
Net Income (Loss)                  $(546,682)    $11,599,902        $354,222
Adjustments to reconcile
net income to net cash
provided by (used for)
operating activities:
 Gain on sales of cranes                   _     (16,217,725)       (918,435)
 Gain on extinguishment of debt            _        (130,144)              _
 Minority interest                    46,868        (680,688)       (118,650)
 Depreciation and amortization             _       1,207,668       1,235,491
 Increase (decrease) in
 cash arising from changes
 in operating assets
 and liabilities:
  Accounts receivable, net           173,415          99,422         (30,169)
  Other assets                       193,397        (140,273)        137,924
  Accounts payable and
  accrued expenses                  (140,499)      1,282,615        (183,832)
  Management fee payable          (1,445,685)       (444,133)        173,875
  Accrued interest                         _               _         (50,012)
  Due to affiliates                        _        (147,000)        147,000
  Income taxes payable              (624,065)          4,745         159,920
Net cash provided by
(used for) operating activities   (2,343,251)     (3,565,611)        907,334
Cash Flows From Investing Activities
 Proceeds from sales of cranes,
vehicles and equipment                    _      21,986,776       1,590,552
Net cash provided by
investing activities                       _      21,986,776       1,590,552
Cash Flows From
Financing Activities
Proceeds from long-term debt              _         100,000         100,000
 Principal payments on
long-term debt                            _      (4,422,401)     (2,694,790)
 Distributions paid to
 minority interest                  (631,181)              _               _
 Distributions paid to partners  (10,333,264)              _               _
Net cash used for
financing activities             (10,964,445)     (4,322,401)     (2,594,790)
Net increase (decrease)
in cash and cash equivalents     (13,307,696)     14,098,764         (96,904)
Cash and cash equivalents,
beginning of period               15,217,595       1,118,831       1,215,735
Cash and cash equivalents,
end of period                     $1,909,899     $15,217,595     $ 1,118,831
Supplemental Disclosure of
Cash Flow Information
Cash paid during
the period for interest                 $  _        $175,855        $550,038
Cash paid during
the period for taxes                $615,520        $376,998        $      _

Notes to the Consolidated Financial Statements
December 31, 1997, 1996 and 1995

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

At December 31, 1997, the Partnership consisted of a 99%-owned consolidated venture, DSC Venture ("DSC"). SFN Corporation ("SFN"), in which the Partnership had held a 51% controlling interest, liquidated in January 1997.

On November 27, 1996, the Partnership, DSC and SFN completed a bulk sale of their remaining equipment assets for $15,900,000. The Partnership received net proceeds of $2,772,051 for its crane fleet and $7,366,940 in a distribution from its interests in DSC. The Partnership also received $1,938,000 in management fees from SFN during 1996 and $459,000 in January 1997. In addition, the Partnership received initial liquidating distributions of approximately $552,138 from SFN in February 1997 and received a further distribution of $204,000 in September 1997. The Partnership expects to receive a final liquidating distribution from its interest in SFN pending resolution of litigation outstanding (see Note 9). The amount of such distribution will be dependent on any costs relating to the litigation incurred by SFN. The General Partners declared a special cash distribution to unitholders of record as of November 27, 1996 in the amount of $10,333,264 ($300 per limited partnership unit). The remaining sales proceeds, with the Partnership's cash, will first be used to provide for all liabilities and obligations of the Partnership through liquidation (including expenses associated with the pending litigation as discussed in Note 9), following which any remaining amounts will be distributed to the partners upon dissolution of the Partnership.

2. Significant Accounting Policies

Basis of Accounting The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues were recognized as earned and expenses were recorded as obligations were incurred.

Construction Cranes Investments in construction cranes included the initial purchase price and related acquisition costs. Depreciation was computed using the straight-line method based on the estimated useful lives of the assets, which were generally between 10 to 20 years.

Cash Equivalents Cash equivalents consist of highly liquid short- term investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Organization and Loan Closing Costs Organization costs were amortized on a straight-line basis over five years. Loan closing costs were amortized over the life of the related loan.

Rental Revenues Leases of construction cranes were generally on a month-to-month basis and were accounted for as operating leases.

Income Taxes No provision for income taxes has been made in the consolidated financial statements for the Partnership and DSC since these taxes are the responsibility of the individual partners or co-ventures rather than that of the Partnership or DSC. However, an income tax provision or benefit has been included in the accompanying consolidated financial statements related to the Partnership's corporate consolidated subsidiary, SFN, which is a separate taxable entity.

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

In 1994, the remaining net loss (after allocation of gain on sales of cranes) was allocated to the Limited Partners and the Special Limited Partner in an amount that reduced their capital accounts to zero. The remaining loss was allocated to the General Partners in proportion to their relative interests in the Partnership. During 1995 and 1996 the entire net loss excluding the gains on sales of cranes was allocated to the General Partners.

4. Joint Venture
In accordance with the October 1984 Joint Venture Agreement between the Partnership and Dayton-Scott Corporation ("Dayton- Scott"), the Partnership contributed $2,500,000 in cash for a 50% interest in DSC. Dayton-Scott contributed forty-nine crawler- type cranes and seven crane attachments ("DSC cranes"), together with all of its other assets, in exchange for assumption of its outstanding nonrecourse Loan and Security Agreement with Security Pacific Business Credit, Inc. ("SPBC") and a 50% interest in DSC. Subsequently, the Partnership wrote off its initial $2,500,000 investment in DSC and additional capital contributions of $100,000 in 1984 and $121,788 in 1986.

In April 1987, Dayton-Scott sold its entire 50% interest in DSC to the Partnership (49%) and Dayton -Scott Equipment Company (DSEC) (1%) (the former manager of the Partnership's construction crane fleet). DSEC subsequently sold its 1% interest to DRA Management, Inc., an affiliate of EMI. The purchase price for the additional 49% interest in DSC consisted of $250,000 in cash, assumption of $15,200,000 in nonrecourse debt (see Notes 5 and 7) and a contingent payment of $250,000 based on future events and conditions as defined in the purchase and sale agreement.

5. SFN Corporation
The Partnership acquired 51% of the shares of issued and outstanding Common Stock of SFN and all of the issued and outstanding shares of nonvoting Class B Redeemable Preferred Stock of SFN. The Partnership acquired such stock in consideration for its agreement to cooperate with SFN in connection with SFN's acquisition of certain assets from SPBC. The Partnership did not contribute any cash to SFN for the shares of Common Stock and Class B Redeemable Preferred Stock of SFN, however, the Partnership received a deemed capital account in the amount of $2,397 for services rendered in connection with this transaction. SFN was liquidated on January 30, 1997.

Six individuals, who were affiliated with DSEC, which previously managed the Equipment (defined below), the cranes owned by DSC, and the cranes owned by the Partnership, owned the remaining 49% of the shares of Common Stock of SFN. These individuals contributed cash of approximately $275,000 in the aggregate for 49% of the issued and outstanding shares of Common Stock and all of the nonvoting Class A Redeemable Preferred Stock of SFN. This equity contribution was used, in part, to fund a portion of the purchase price of the SPBC Assets (defined below) and to pay related transaction costs.

The holders of the Class A Redeemable Preferred Stock were entitled to receive a single preferred dividend of $275,000 in the aggregate, plus a 10% cumulative return until such dividend was paid, prior to any distributions being made to the other stockholders of SFN. The Class B Redeemable Preferred Stock received by the Partnership entitled the Partnership to receive a single preferred dividend of 104% of the aggregate amount paid to the holders of the Class A Redeemable Preferred Stock following the payment of the Class A preferred dividend. Once these preferred dividends were paid to the holders of the Class A and Class B Redeemable Preferred Stock, all further distributions were made only to the holders of the Common Stock of SFN in accordance with the pro rata percentage ownership of the holders of such Common Stock. All such dividends and distributions were paid during 1997.

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

6. Construction Cranes
Concurrent with the formation of DSC, the Partnership purchased ten construction type cranes (the "Partnership cranes") from Dayton-Scott for a cash purchase price of $1,500,000 and, in 1986, sold one of these construction cranes. In addition, Dayton- Scott contributed the DSC cranes.

In connection with SFN's acquisition of the DSC promissory notes from SPBC, SPBC conveyed to SFN the Equipment previously owned by SPBC. The Equipment had been leased by SPBC to DSC pursuant to the SPBC Lease since April 1987, and SFN acquired the Equipment subject to the SPBC Lease, as amended on April 30, 1992.

On November 27, 1996, the Partnership, DSC and SFN completed a bulk sale of their remaining equipment assets. The sales proceeds were used to reduce and eventually extinguish the Partnership's debt (see Note 1).

The following is a summary of the equipment sold for the years ended December 31, 1996 and 1995:

                       Number             Net          Net         Gain
                    of Cranes   Selling Price   Book Value      On Sale
1996
 EARF                       9      $3,090,478     $223,359   $2,867,119
 DSC                       51      17,391,292    4,879,473   12,511,819
 SFN                        6       1,486,314      650,132      836,182
 DSC Vehicles               _          18,692       16,087        2,605

Total for 1996             66     $21,986,776   $5,769,051  $16,217,725
1995
 DSC                        2        $931,125     $347,035     $584,090
 SFN                        1         659,427      325,082      334,345

Total for 1995              3      $1,590,552     $672,117     $918,435

DSEC managed and operated the DSC cranes, SFN cranes and the Partnership cranes (collectively, the "Fleet") pursuant to a management agreement that reimbursed all expenses related to the operation of the Fleet, including the salaries of DSEC's employees. The agreement also provided for incentive compensation if certain revenue goals were attained and commission payments if cranes were sold. The following is a summary of the sales commissions, incentive management fee and severance/termination fee paid to DSEC for the years ended December 31, 1997, 1996, and 1995:

                                     Paid         Paid        Paid
                                   During       During      During
                                     1997         1996        1995
Incentive Management Fees        $221,513       $    _     $55,177
Sales Commissions                       _      558,772      40,783
Severance/Termination Fees              _    1,000,000           _
                                  $221,513  $1,558,772     $95,960

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

The $12,000,000 note accrued interest at Bank America's prime lending rate plus 1/2%, subject to a floor of 8% and a cap tied to the revenues of DSC. This note was paid in full in June 1996 due to prepayments made according to the terms of the note.

The $3,000,000 note accrued interest at a fixed rate of 7.5% per annum, compounded annually, and payments on such note were deferred until the $12 million note was paid in full. This note was paid in full on October 4, 1996 due to prepayments made according to the terms of the note.

The $200,000 note was noninterest-bearing, and was due in full 30 days after the last payment was made on the $3,000,000 note. This note was paid in full in 1996.

Additionally, in consideration for the restructuring of its debt in 1988, DSC was required to pay additional interest under a Net Profits Agreement, in the amount of 25% of future net operating profits (as defined) and 25% of all net proceeds upon the sale or constructive sale of the DSC cranes. For the years ended December 31, 1996, and 1995, SFN earned $2,779,189, and $34,984, respectively, under this agreement.

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

8. Transactions with General Partners and Affiliates
The following is a summary of transactions with General Partners and their affiliates during the years ended December 31, 1997, 1996 and 1995:

                                     Paid       Paid         Paid
                                   During     During       During
                                     1997       1996         1995
Administrative salaries
 and expenses                     $58,192    $57,537     $103,583
Management fees                 1,224,172  1,391,742       60,000
                               $1,282,364 $1,449,279     $163,583

As of June 1986, the General Partners agreed to defer payment of monthly management fees in excess of $5,000 until cash flow of the Partnership improved. On November 20, 1996, the Partnership paid deferred management fees totaling $1,331,742 to EMI. On February 3, 1997, the Partnership paid to San Felipe Resources (for the benefit of Mr. Webster) $948,197 and EMI $275,974.

9. Litigation
On June 4, 1997, a purported class action suit was commenced by a limited partner who acquired his interest in the Partnership through a tender offer (the "Plaintiff"), on behalf of, among others, all limited partners of the Partnership, in the 151st judicial District Court for Harris County, Houston, Texas against Steven A. Webster, EMI, DSC, DSEC, SFN and the Partnership (a nominal defendant) (collectively, the "Defendants"). The petition purports to bring a suit for breach of fiduciary duty and breach of contract with respect to the management and sale of the construction crane fleet and related equipment. The Plaintiff has requested that the court enter a judgment against the Defendants, jointly and severally, (i) declaring a proper class action; (ii) awarding unspecified compensatory damages, plus interest, expenses and attorneys fees and (iii) awarding punitive and exemplary damages. The Defendants believe the allegations in this complaint are without merit and intend to defend the action vigorously.
10. Reconciliation of Net Income to Taxable Income
The net income reported in the financial statements for the year ended December 31, 1997, 1996 and 1995 was less than the net income reported for federal income tax purposes by approximately $2,887,000, $1,961,000 and $1,706,000, respectively. The differences for each year were primarily the result of differences between methods of depreciation for book and tax purposes, timing differences in the recognition of revenues and expenses between book and tax methods of accounting, differences in the recognition of the Partnership's share of DSC's income and the treatment of SFN as a separate taxable entity.

11. Current Income Taxes (SFN Corporation)
The provision or benefit for income taxes results from the Partnership's corporate consolidated subsidiary, SFN Corporation, which is a separate taxable entity, and, therefore, has no effect on the limited partners', taxable income or loss reportable for the year ended December 31, 1997 (see Note 5) .

SFN Corporation's total benefit for income taxes for 1997 differs from that which would have been calculated using the statutory federal income tax rate due primarily to recognition of federal income tax benefits carried back to the prior year and reductions in tax reserves no longer required due to the liquidation of SFN in 1997. SFN's total provision for income taxes for 1996 differs from that which would have been calculated using the statutory federal income tax rate, due primarily to the net effect of the provision for state income taxes. The current tax liability as of December 31, 1996 resulted from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes primarily related to differences in the methods of amortization of the discount on notes receivable and methods of depreciation for book and tax purposes.

The provision for income taxes and current tax liability at December 31, 1997 and 1996 consists of the following:

Benefit (provision) for Income Taxes         1997             1996
Federal income taxes                     $369,931        $(345,347)
State taxes                                 9,550          (33,730)
Benefit (provision) for income taxes     $379,481        $(379,077)

Current Tax Liability                    $      _        $(624,065)

                     Report of Independent Accountants
  To the Partners of
  Equipment Asset Recovery Fund, L.P. and
  Consolidated Venture and Subsidiary:

  We have audited the accompanying consolidated balance sheets of Equipment Asset Recovery Fund, L.P. (a Texas limited partnership) and Consolidated Venture and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  As described in Note 1 to the financial statements, the Partnership sold all of its equipment assets on November 27, 1996. The Partnership anticipates settling and liquidating its remaining assets and liabilities and dissolving the Partnership in 1998. The balance sheets presented herein represent the general partners' estimated net realizable value of all assets and liabilities as of December 31, 1997 and 1996 and the statements of operations and cash flows reflect the activities of the Partnership for the year ended December 31, 1997, including the operations related to the equipment assets through November 26, 1996.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Equipment Asset Recovery Fund, L.P. and Consolidated Venture and Subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.
  ARTHUR ANDERSEN LLP
  Boston, Massachusetts
  March 9, 1998