Form 10-K, Exhibit 13
period 1998-12-31
EQUIPMENT ASSET RECOVERY FUND LP
filed 1999-03-26
CIK 731717

EXHIBIT 13.1
                       Equipment Asset Recovery Fund, L.P.
                               1998 ANNUAL REPORT

1

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------


Presented for your review is the 1998 Annual Report for Equipment Asset Recovery Fund, L.P. (the "Partnership"), which includes the Partnership's audited consolidated financial statements for the year ended December 31, 1998.

As you are aware, in November 1996 the Partnership, in conjunction with the DSC Venture and SFN Corporation, sold its fleet of heavy-lift cranes, related equipment and existing customer crane rental agreements. While it is the General Partners' intention to expedite the liquidation process, the Partnership cannot be liquidated until the litigation discussed below is resolved, and any potential Partnership liabilities are determined.

As discussed in previous correspondence, on June 4, 1997, a purported class action suit was commenced in the District Court for Harris County, Texas by a limited partner who acquired interests through a tender offer, on behalf of, among others, all limited partners of the Partnership against Steven A. Webster, Equipment Management Inc., the Partnership (a nominal defendant) and others (collectively, the "Defendants"). The suit made a number of allegations. The Defendants filed a Motion for Summary Judgment and partial summary judgment was granted by the Court on March 31, 1998. On August 24, 1998, the Court heard a Motion for Summary Judgment (the "Motion") filed by a co-defendant. Although that Motion was taken under consideration, the judge recused herself before ruling. The case was then reassigned to another judge, and a hearing was held on the Motion on March 8, 1999 with the Court granting the Motion in part and overruling it in part. The Court has now set a scheduling conference for May 5, 1999, at which time all remaining deadlines will be set, including a trial date. The Defendants believe the remaining allegations in this complaint are without merit and intend to defend the action vigorously.

It is uncertain at this time what impact the pending class action suit will have on the amount of the final liquidating distribution to investors or on the timing of the Partnership's liquidation. We will update you on the status of the litigation and the Partnership's liquidation process in future reports. In the interim, should you have any questions regarding the Partnership, you may contact your Financial Consultant or Partnership Investor Services. All requests for a change of address or transfer should be submitted in writing to the Partnership's administrative agent at P.O. Box 7090, Troy, MI 48007-7090. Partnership Investor Services can be reached at (617) 342-4225, and the Partnership's administrative agent can be reached at (248) 637-7900.


Very truly yours,



Michael T. Marron                      Steven A. Webster
President                              General Partner
Equipment Management Inc.
General Partner



March 26, 1999

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY

-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
                                               At December 31,   At December 31,
                                                         1998              1997
-------------------------------------------------------------------------------
Assets
Cash and cash equivalents                          $1,585,699        $1,909,899
-------------------------------------------------------------------------------
      Total Assets                                 $1,585,699        $1,909,899
===============================================================================
Liabilities and Partners' Capital
Liabilities:
  Accounts payable and accrued expenses            $1,566,319        $1,605,246
                                                   ----------------------------
      Total Liabilities                             1,566,319         1,605,246
                                                   ----------------------------

Commitments and Contingencies

Partners' Capital:
  General Partners                                         775           12,186
  Limited Partners                                      18,412          289,421
  Special Limited Partner                                  193            3,046
                                                   ----------------------------
      Total Partners' Capital                           19,380          304,653
-------------------------------------------------------------------------------
      Total Liabilities and Partners' Capital      $ 1,585,699       $1,909,899
===============================================================================


-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 1998, 1997 and 1996
                                                              Special
                                  General        Limited      Limited
                                 Partners       Partners      Partner           Total
-------------------------------------------------------------------------------------
Balance at December 31, 1995    $(415,303)   $        --    $      --    $   (415,303)
Net Income                        862,687     10,625,369      111,846      11,599,902
Distributions                    (413,331)    (9,816,600)    (103,333)    (10,333,264)
-------------------------------------------------------------------------------------
Balance at December 31, 1996       34,053        808,769        8,513         851,335
Net Loss                          (21,867)      (519,348)      (5,467)       (546,682)
-------------------------------------------------------------------------------------
Balance at December 31, 1997    $  12,186    $   289,421    $   3,046    $    304,653
Net Loss                          (11,411)      (271,009)      (2,853)       (285,273)
-------------------------------------------------------------------------------------
Balance at December 31, 1998    $     775    $    18,412    $     193    $     19,380
=====================================================================================


See accompanying notes to the consolidated financial statements.

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY

------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,
                                                    1998         1997           1996
------------------------------------------------------------------------------------
Income
Rental                                         $      --    $      --    $ 4,239,442
Interest                                         149,352      213,557        123,965
Other                                                 --        5,662         22,558
                                               -------------------------------------
      Total Income                               149,352      219,219      4,385,965
------------------------------------------------------------------------------------
Expenses
Rental                                                --           --      1,271,192
General, selling and administrative              434,625      652,514      4,118,219
Depreciation and amortization                         --           --      1,207,668
Interest                                              --           --        175,855
Management fee                                        --           --        947,609
                                               -------------------------------------
      Total Expenses                             434,625      652,514      7,720,543
                                               -------------------------------------
Loss from Operations                            (285,273)    (433,295)    (3,334,578)
------------------------------------------------------------------------------------
Other Income
Gain on sales of equipment                            --           --     16,217,725
Gain on extinguishment of debt                        --           --        130,144
                                               -------------------------------------
      Total Other Income                              --           --     16,347,869
------------------------------------------------------------------------------------
Net Income (Loss) before Minority Interest
  and Provision for Income Taxes                      --     (433,295)    13,013,291
Minority Interest                                     --     (492,868)    (1,034,312)
                                               -------------------------------------
Income (Loss) before Provision for
  Income Taxes                                  (285,273)    (926,163)    11,978,979
Benefit from (Provision for) income taxes             --      379,481       (379,077)
------------------------------------------------------------------------------------
      Net Income (Loss)                        $(285,273)   $(546,682)   $11,599,902
====================================================================================
Net Income (Loss) Allocated:
To the General Partners                        $ (11,411)   $ (21,867)   $   862,687
To the Limited Partners                         (271,009)    (519,348)    10,625,369
To the Special Limited Partner                    (2,853)      (5,467)       111,846
------------------------------------------------------------------------------------
                                               $(285,273)   $(546,682)   $11,599,902
====================================================================================
Per limited partnership unit
(32,722 outstanding)                              $(8.28)     $(15.87)       $324.72
------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY

------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
                                                         1998            1997            1996
---------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net Income (Loss)                                  $ (285,273)   $   (546,682)   $ 11,599,902
Adjustments to reconcile net income to
net cash used for operating activities:
  Gain on sales of cranes                                  --              --     (16,217,725)
  Gain on extinguishment of debt                           --              --        (130,144)
  Minority interest                                        --          46,868        (680,688)
  Depreciation and amortization                            --              --       1,207,668
  Increase (decrease) in cash arising
  from changes in operating assets and
  liabilities:
    Accounts receivable, net                               --         173,415          99,422
    Other assets                                           --         193,397        (140,273)
    Accounts payable and accrued expenses             (38,927)       (140,499)      1,282,615
    Management fee payable                                 --      (1,445,685)       (444,133)
    Due to affiliates                                      --              --        (147,000)
    Income taxes payable                                   --        (624,065)          4,745
                                                   ------------------------------------------
Net cash used for operating activities               (324,200)     (2,343,251)     (3,565,611)
---------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
  Proceeds from sales of cranes, vehicles
  and equipment                                            --              --      21,986,776
                                                   ------------------------------------------
Net cash provided by investing activities                  --              --      21,986,776
---------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
  Proceeds from long-term debt                             --              --         100,000
  Principal payments on long-term debt                     --              --      (4,422,401)
  Distributions paid to minority interest                  --        (631,181)             --
  Distributions paid to partners                           --     (10,333,264)             --
                                                   ------------------------------------------
Net cash used for financing activities                     --     (10,964,445)     (4,322,401)
---------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
cash equivalents                                     (324,200)    (13,307,696)     14,098,764
Cash and cash equivalents, beginning of period      1,909,899      15,217,595       1,118,831
                                                   ------------------------------------------
Cash and cash equivalents, end of period           $1,585,699    $  1,909,899    $ 15,217,595
=============================================================================================
Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest           $       --    $         --    $    175,855
Cash paid during the period for taxes              $       --    $    615,520    $    376,998
---------------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996

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

At December 31, 1998, the Partnership consisted of a 99%-owned consolidated venture, DSC Venture ("DSC"). SFN Corporation ("SFN"), in which the Partnership had held a 51% controlling interest, liquidated in January 1997.

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

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY

Organization and Loan Closing Costs Organization costs were amortized on a straight-line basis over five years. Loan closing costs were amortized over the life of the related loan.

Rental Revenues Leases of construction cranes were generally on a month-to-month basis and were accounted for as operating leases.

Income Taxes No provision for income taxes has been made in the consolidated financial statements for the Partnership and DSC since these taxes are the responsibility of the individual partners or co-venturers rather than that of the Partnership or DSC. However, an income tax provision or benefit has been included in the accompanying consolidated financial statements related to the Partnership's corporate consolidated subsidiary, SFN, which is a separate taxable entity.

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

In April 1987, Dayton-Scott sold its entire 50% interest in DSC to the Partnership (49%) and Dayton-Scott Equipment Company (DSEC) (1%) (the former manager of the Partnership's construction crane fleet). DSEC subsequently sold its 1% interest to DRA Management, Inc., an affiliate of EMI. The purchase price for the additional 49% interest in DSC consisted of $250,000 in cash, assumption of $15,200,000 in nonrecourse debt (see Notes 5 and 7) and a contingent payment of $250,000 based on future events and conditions as defined in the purchase and sale agreement.

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY

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

Effective April 30, 1992, SFN acquired all of the secured indebtedness of DSC from SPBC ("SPBC Debt"). In connection with the acquisition of the SPBC Debt by SFN, SPBC conveyed the following assets to SFN: (i) six cranes, one ringer, and one tower (the "Equipment") previously owned by SPBC and leased to DSC pursuant to an equipment lease ("SPBC Lease"), and (ii) the rights and obligations of SPBC under a Net Profits Agreement ("Profits Agreement") previously entered into by and among DSC, SPBC, and the Partnership (see Note 7). The SPBC Debt, Equipment, Lease and Net Profits Agreement are collectively referred to as the "SPBC Assets."

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

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY

The following is a summary of the equipment sold for the year ended December 31, 1996:

                              Number             Net          Net          Gain
                           of Cranes   Selling Price   Book Value       On Sale
-------------------------------------------------------------------------------
  EARF                             9     $ 3,090,478   $  223,359   $ 2,867,119
  DSC                             51      17,391,292    4,879,473    12,511,819
  SFN                              6       1,486,314      650,132       836,182
  DSC Vehicles                    --          18,692       16,087         2,605
                                  ---------------------------------------------

Total                             66     $21,986,776   $5,769,051   $16,217,725
                                  =============================================

DSEC managed and operated the DSC cranes, SFN cranes and the Partnership cranes (collectively, the "Fleet") pursuant to a management agreement that reimbursed all expenses related to the operation of the Fleet, including the salaries of DSEC's employees. The agreement also provided for incentive compensation if certain revenue goals were attained and commission payments if cranes were sold. The following is a summary of the sales commissions, incentive management fee and severance/termination fee paid to DSEC for the years ended December 31, 1998, 1997 and 1996:

                                                Paid         Paid          Paid
                                              During       During        During
                                                1998         1997          1996
-------------------------------------------------------------------------------
Incentive Management Fees                      $  --     $221,513    $       --
Sales Commissions                                 --           --       558,772
Severance/Termination Fees                        --           --     1,000,000
-------------------------------------------------------------------------------
                                               $  --     $221,513    $1,558,772
                                               ================================

7.  Loans Payable

Inter-Company Debt
In April 1987, concurrent with the Partnership's acquisition of an additional 49% interest in DSC (see Note 4), the Partnership assumed three notes in the amounts of $12,000,000, $3,000,000 and $200,000, all of which were purchased by SFN in 1992. The notes were nonrecourse to DSC and the Partnership and were collateralized by a first lien on DSC assets.

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

Additionally, in consideration for the restructuring of its debt in 1988, DSC was required to pay additional interest under a Net Profits Agreement, in the amount of 25% of future net operating profits (as defined) and 25% of all net proceeds upon the sale or constructive sale of the DSC cranes. For the years ended December 31, 1996 and 1995, SFN earned $2,779,189 and $34,984, respectively, under this agreement.

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY

Third Party Debt
In order to fund the cash portion of the purchase price for the SPBC Assets and related transaction costs, the Partnership, through its consolidated subsidiary, SFN, obtained loans (collectively, the "CIT Loans") from CIT in an aggregate amount of $9,761,813, consisting of a $8,761,813 term loan (the "Term Loan") and a $1,000,000 revolving loan (the "Revolving Loan"). The CIT Loans were secured by a first priority security interest in all the assets of SFN, including the collateral securing the Notes Receivable from DSC and all the rights under the Net Profits Agreement.

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

The $1,000,000 Revolving Loan was due and payable on March 31, 2001. Interest accrued at the Prime Rate plus 1.625% per annum and was payable in monthly installments that commenced May 31, 1992. Additional advances for federal, state and local taxes and operating expenses, up to a maximum of $40,000 per annum, constituted a part of the principal and bore interest from the date of the advance. The balance outstanding on the Revolving Loan was paid in full in September 1995.

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

8.  Transactions with General Partners and Affiliates
The following is a summary of transactions with General Partners and their affiliates during the years ended December 31, 1998, 1997 and 1996:

                                                Paid         Paid          Paid
                                              During       During        During
                                                1998         1997          1996
-------------------------------------------------------------------------------
Administrative salaries
  and expenses                                 $  --   $   58,192    $   57,537
Management fees                                   --    1,224,172     1,391,742
-------------------------------------------------------------------------------
                                               $  --   $1,282,364    $1,449,279
                                               ================================

As of June 1986, the General Partners had agreed to defer payment of monthly management fees in excess of $5,000 until cash flow of the Partnership improved. On November 20, 1996, the Partnership paid deferred management fees totaling $1,331,742 to EMI. On February 3, 1997, the Partnership paid to San Felipe Resources (for the benefit of Mr. Webster) $948,197 and EMI $275,975.

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY

9.  Litigation
On June 4, 1997, a purported class action suit was commenced by a limited partner who acquired its interest in the Partnership through a tender offer (the "Plaintiff"), on behalf of, among others, all limited partners of the Partnership, in the 151st judicial District Court for Harris County, Houston, Texas against Steven A. Webster, EMI, DSC, DSEC, SFN and the Partnership (a nominal defendant) (collectively, the "Defendants"). The petition purports to bring a suit for breach of fiduciary duty and breach of contract with respect to the management and sale of the construction crane fleet and related equipment. The Plaintiff has requested that the court enter a judgment against the Defendants, jointly and severally, (i) declaring a proper class action; (ii) awarding unspecified compensatory damages, plus interest, expenses and attorneys fees and (iii) awarding punitive and exemplary damages. The Defendants filed a Motion for Summary Judgment and a Partial Summary Judgment was granted by the Court on March 31, 1998. On August 24, 1998, the Court heard a Motion for Summary Judgment filed by a co-defendant. That Motion was taken under consideration, but the judge recused herself before ruling. The case was then reassigned to another judge and a hearing was held on the Motion on March 8, 1999. The Court granted the Motion in part and overruled it in part. The Court has set a scheduling conference for May 5, 1999, at which time all remaining deadlines will be set, including a trial date. The Defendants believe the remaining allegations in this complaint are without merit and intend to defend the action vigorously.

10.  Reconciliation of Net Income to Taxable Income
The net income or loss reported in the financial statements for the years ended December 31, 1998, 1997 and 1996 was less than the net income reported for federal income tax purposes by approximately $62,000, $2,887,000 and $1,961,000, respectively. The differences for each year were primarily the result of differences between methods of depreciation for book and tax purposes, timing differences in the recognition of revenues and expenses between book and tax methods of accounting, differences in the recognition of the Partnership's share of DSC's income and the treatment of SFN as a separate taxable entity.

11.  Income Taxes (SFN Corporation)
The provision or benefit for income taxes resulted from the Partnership's corporate consolidated subsidiary, SFN Corporation, which was a separate taxable entity, and, therefore, had no effect on the limited partners' taxable income or loss reportable for the years ended December 31, 1997 and 1996. SFN liquidated in 1997 and therefore, no provision or benefit for income taxes has been recorded for 1998 (see Note 5).

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

The benefit or provision for income taxes and current tax liability at December 31, 1997 and 1996 was the following:

Benefit (provision) for Income Taxes                         1997          1996
-------------------------------------------------------------------------------
Federal income taxes                                     $369,931     $(345,347)
State taxes                                                 9,550       (33,730)
-------------------------------------------------------------------------------
Benefit (provision) for income taxes                     $379,481     $(379,077)
===============================================================================

Current Tax Liability                                    $     --     $(624,065)
-------------------------------------------------------------------------------

11

-------------------------------------------------------------------------------
                        REPORT OF INDEPENDENT ACCOUNTANTS
-------------------------------------------------------------------------------



To the Partners of
Equipment Asset Recovery Fund, L.P. and
Consolidated Venture and Subsidiary:

We have audited the accompanying consolidated balance sheets of Equipment Asset Recovery Fund, L.P. (a Texas limited partnership) and Consolidated Venture and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As described in Note 1 to the financial statements, the Partnership sold all of its equipment assets on November 27, 1996. The Partnership anticipates settling and liquidating its remaining assets and liabilities and dissolving the Partnership in 1999. The balance sheets presented herein represent the general partners' estimated net realizable value of all assets and liabilities as of December 31, 1998 and 1997 and the statements of operations and cash flows reflect the activities of the Partnership for each of the three years in the period ended December 31, 1998, including the operations related to the equipment assets through November 26, 1996.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Equipment Asset Recovery Fund, L.P. and Consolidated Venture and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 12, 1999