Form 10-K, Exhibit 13
period 1999-12-31
EQUIPMENT ASSET RECOVERY FUND LP
filed 2000-03-30
CIK 731717

EXHIBIT 13.1
                       Equipment Asset Recovery Fund, L.P.
                               1999 ANNUAL REPORT

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------




Presented for your review is the 1999 Annual Report for Equipment Asset Recovery Fund, L.P. (the "Partnership"), which includes the Partnership's audited consolidated financial statements for the year ended December 31, 1999.

In late 1996, the Partnership, together with DSC Venture and SFN Corporation, sold its fleet of heavy-lift cranes, related equipment and existing customer crane rental agreements. While the General Partners would like to expedite the liquidation process, the Partnership cannot be terminated until the litigation discussed below is resolved, and any potential Partnership liabilities are determined.

As discussed in previous correspondence, in June 1997, a purported class action suit was commenced in the District Court for Harris County, Texas (the "Court") by a limited partner, who acquired interests through a tender offer, against the General Partners, the Partnership (a nominal defendant) and others (collectively, the "Defendants"). The lawsuit made a number of allegations. The Defendants filed a Motion for Summary Judgment and a partial summary judgment was granted by the Court in March 1998. In August 1998, the Court heard a Motion for Summary Judgment (the "Motion") filed by a co-defendant. Although the Motion was taken under consideration, the judge recused herself before ruling. The case was then reassigned to another judge, and a hearing was held on the Motion in March 1999 with the Court granting the Motion in part and overruling it in part. The Court conducted a scheduling conference in May 1999 and a trial date of May 8, 2000 has been set. The Defendants believe the remaining allegations in this litigation are without merit and intend to defend the action vigorously.

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


Very truly yours,



Michael T. Marron                     Steven A. Webster
President                             General Partner
Equipment Management Inc.
General Partner



March 30, 2000

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY


----------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
                                                                    At December 31,   At December 31,
                                                                              1999              1998
----------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                               $1,453,153        $1,585,699
----------------------------------------------------------------------------------------------------
      Total Assets                                                      $1,453,153        $1,585,699
====================================================================================================
Liabilities and Partners' Capital
Liabilities:
  Accounts payable and accrued expenses                                 $1,640,467        $1,566,319
                                                                        ----------------------------
      Total Liabilities                                                  1,640,467         1,566,319
                                                                        ----------------------------
Partners' Capital:
  General Partners                                                        (187,314)              775
  Limited Partners                                                              --            18,412
  Special Limited Partner                                                       --               193
                                                                        ----------------------------
      Total Partners' Capital                                             (187,314)           19,380
----------------------------------------------------------------------------------------------------
      Total Liabilities and Partners' Capital                           $1,453,153        $1,585,699
====================================================================================================


----------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 1999, 1998 and 1997
                                                                             Special
                                              General        Limited         Limited
                                             Partners       Partners         Partner           Total
----------------------------------------------------------------------------------------------------
Balance at December 31, 1996                $  34,053      $ 808,769       $   8,513       $ 851,335
Net Loss                                      (21,867)      (519,348)         (5,467)       (546,682)
----------------------------------------------------------------------------------------------------
Balance at December 31, 1997                   12,186        289,421           3,046         304,653
Net Loss                                      (11,411)      (271,009)         (2,853)       (285,273)
----------------------------------------------------------------------------------------------------
Balance at December 31, 1998                      775         18,412             193          19,380
Net Loss                                     (188,089)       (18,412)           (193)      (206,694)
----------------------------------------------------------------------------------------------------
Balance at December 31, 1999                $(187,314)     $      --       $      --       $(187,314)
====================================================================================================

See accompanying notes to the consolidated financial statements.              2

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY


----------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,
                                                                1999            1998            1997
----------------------------------------------------------------------------------------------------
Income
Interest                                                   $  74,907       $ 149,352       $ 213,557
Other                                                             --              --           5,662
                                                           -----------------------------------------
      Total Income                                            74,907         149,352         219,219
----------------------------------------------------------------------------------------------------
Expenses
General, selling and administrative                          281,601         434,625         652,514
                                                           -----------------------------------------
      Total Expenses                                         281,601         434,625         652,514
                                                           -----------------------------------------
Loss from Operations                                        (206,694)       (285,273)       (433,295)
----------------------------------------------------------------------------------------------------
Net Loss before Minority Interest
  and Benefit from Income Taxes                             (206,694)       (285,273)       (433,295)
Minority Interest                                                 --              --        (492,868)
                                                           -----------------------------------------
Net Loss before Benefit from
  Income Taxes                                              (206,694)       (285,273)       (926,163)
Benefit from income taxes                                         --              --         379,481
----------------------------------------------------------------------------------------------------
      Net Loss                                             $(206,694)      $(285,273)      $(546,682)
====================================================================================================
Net Loss Allocated:
To the General Partners                                    $(188,089)      $ (11,411)      $ (21,867)
To the Limited Partners                                      (18,412)       (271,009)       (519,348)
To the Special Limited Partner                                  (193)         (2,853)         (5,467)
----------------------------------------------------------------------------------------------------
                                                           $(206,694)      $(285,273)      $(546,682)
====================================================================================================
Per limited partnership unit
(32,722 outstanding)                                          $ (.56)        $ (8.28)       $ (15.87)
----------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.              3

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY


----------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
                                                                1999            1998            1997
----------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net Loss                                                $   (206,694)    $  (285,273)    $  (546,682)
Adjustments to reconcile net loss to net cash
used for operating activities:
  Minority interest                                               --              --          46,868
  Increase (decrease) in cash arising from
  changes in operating assets and liabilities:
    Accounts receivable, net                                      --              --         173,415
    Other assets                                                  --              --         193,397
    Accounts payable and accrued expenses                     74,148         (38,927)       (140,499)
    Management fee payable                                        --              --      (1,445,685)
    Income taxes payable                                          --              --        (624,065)
                                                        --------------------------------------------
Net cash used for operating activities                      (132,546)       (324,200)     (2,343,251)
----------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
  Distributions paid to minority interest                         --              --        (631,181)
  Distributions paid to partners                                  --              --     (10,333,264)
                                                        --------------------------------------------
Net cash used for financing activities                            --              --     (10,964,445)
----------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                   (132,546)       (324,200)    (13,307,696)
Cash and cash equivalents, beginning of year               1,585,699       1,909,899      15,217,595
                                                        --------------------------------------------
Cash and cash equivalents, end of year                  $  1,453,153    $  1,585,699    $  1,909,899
====================================================================================================
Supplemental Disclosure of Cash Flow Information
Cash paid during the year for taxes                     $         --    $         --    $    615,520
----------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.              4

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997

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

At December 31, 1999, the Partnership consisted of a 99% owned consolidated venture, DSC Venture ("DSC"). SFN Corporation ("SFN"), in which the Partnership had held a 51% controlling interest, liquidated in January 1997.

On November 27, 1996, the Partnership, DSC and SFN completed a bulk sale of their remaining equipment assets for $15,900,000. The Partnership received net proceeds of $2,772,051 for its crane fleet and $7,366,940 in a distribution from its interests in DSC. The Partnership also received $1,938,000 in management fees from SFN during 1996 and $459,000 in January 1997. In addition, the Partnership received initial liquidating distributions of approximately $552,138 from SFN in February 1997 and received a further distribution of $204,000 in September 1997. The Partnership expects to receive a final liquidating distribution from its interest in SFN pending resolution of litigation outstanding (see Note 8). The amount of such distribution will be dependent on any costs relating to the litigation incurred by SFN. The General Partners declared a special cash distribution to unitholders of record as of November 27, 1996 in the amount of $10,333,264 ($300 per limited partnership Unit). The remaining sales proceeds, with the Partnership's cash, will first be used to provide for all liabilities and obligations of the Partnership through termination (including expenses associated with the pending litigation as discussed in Note 8), following which any remaining amounts will be distributed to the partners upon the termination of the Partnership.

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

The amount of any net loss of the Partnership, which would be allocable to the Limited Partners and the Special Limited Partner in excess of a positive capital account, is allocated to the General Partners in proportion to their relative interests in the Partnership.

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

In April 1987, Dayton-Scott sold its entire 50% interest in DSC to the Partnership (49%) and Dayton-Scott Equipment Company (DSEC) (1%) (the former manager of the Partnership's construction crane fleet). DSEC subsequently sold its 1% interest to DRA Management, Inc., an affiliate of EMI. The purchase price for the additional 49% interest in DSC consisted of $250,000 in cash, assumption of $15,200,000 in nonrecourse debt and a contingent payment of $250,000 based on future events and conditions as defined in the purchase and sale agreement.

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

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY


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

Effective April 30, 1992, SFN acquired all of the secured indebtedness of DSC from SPBC ("SPBC Debt"). In connection with the acquisition of the SPBC Debt by SFN, SPBC conveyed the following assets to SFN: (i) six cranes, one ringer, and one tower (the "Equipment") previously owned by SPBC and leased to DSC pursuant to an equipment lease ("SPBC Lease"), and (ii) the rights and obligations of SPBC under a Net Profits Agreement ("Profits Agreement") previously entered into by and among DSC, SPBC, and the Partnership. The SPBC Debt, Equipment, Lease and Net Profits Agreement are collectively referred to as the "SPBC Assets."

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

DSEC managed and operated the DSC cranes, SFN cranes and the Partnership cranes (collectively, the "Fleet") pursuant to a management agreement that reimbursed all expenses related to the operation of the Fleet, including the salaries of DSEC's employees. The agreement also provided for incentive compensation if certain revenue goals were attained and commission payments if cranes were sold. For the year ended December 31, 1997, DSEC was paid incentive management fees totaling $221,513. No such fees were paid in fiscal 1998 or 1999.

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY


7.  Transactions with General Partners and Affiliates
The following is a summary of transactions with General Partners and their affiliates during the years ended December 31, 1999, 1998 and 1997:

                                                Paid          Paid          Paid
                                              During        During        During
                                                1999          1998          1997
-------------------------------------------------------------------------------
Administrative salaries
  and expenses                            $       --    $       --    $   58,192
Management fees                                   --            --     1,224,172
-------------------------------------------------------------------------------
                                          $       --    $       --    $1,282,364
                                          ======================================

As of June 1986, the General Partners had agreed to defer payment of monthly management fees in excess of $5,000 until cash flow of the Partnership improved. On November 20, 1996, the Partnership paid deferred management fees totaling $1,331,742 to EMI. On February 3, 1997, the Partnership paid to San Felipe Resources (for the benefit of Mr. Webster) $948,197 and EMI $275,975.

8.  Litigation
On June 4, 1997, a purported class action suit was commenced by a limited partner who acquired its interest in the Partnership through a tender offer (the "Plaintiff"), on behalf of, among others, all limited partners of the Partnership, in the 151st judicial District Court for Harris County, Houston, Texas against Steven A. Webster, Equipment Management, Inc. (the general partners of the Partnership), DSC Venture (a Texas joint venture in which the Partnership owns a 99% interest), Dayton-Scott Equipment Company (the former manager of the Partnership's construction crane fleet) and SFN Corporation (a corporation which was owned, in part, by the Partnership, which, in turn, owned construction cranes which were sold with the balance of the Partnership's crane fleet in the fourth quarter of 1996) and the Partnership (a Nominal Defendant) (collectively, the "Defendants"). The petition purports to bring a suit for breach of fiduciary duty and breach of contract with respect to the management and sale of the construction crane fleet and related equipment. The Plaintiff has requested that the court enter a judgment against the Defendants, jointly and severally, (i) declaring a proper class action; (ii) awarding unspecified compensatory damages, plus interest, expenses and attorneys fees and (iii) awarding punitive and exemplary damages. The Defendants filed a Motion for Summary Judgment and a Partial Summary Judgment was granted by the Court on March 31, 1998. On August 24, 1998, the Court heard a Motion for Summary Judgment filed by a co-defendant. That Motion was taken under consideration, but the judge recused herself before ruling. The case was then reassigned to another judge and a hearing was held on the Motion on March 8, 1999. The Court granted the Motion in part and overruled it in part. The Court had a scheduling conference on May 5, 1999, at which time a trial date of September 20, 1999 was set. The trial date was subsequently rescheduled to May 8, 2000. The Defendants believe the remaining allegations in this complaint are without merit and intend to defend the action vigorously.

9.  Reconciliation of Net Income to Taxable Income
The net income or loss reported in the financial statements for the years ended December 31, 1999, 1998 and 1997 was less than the net income reported for federal income tax purposes by approximately $15,000, $62,000 and $2,887,000, respectively. The differences for each year were primarily the result of differences between methods of depreciation for book and tax purposes, timing differences in the recognition of revenues and expenses between book and tax methods of accounting, differences in the recognition of the Partnership's share of DSC's income and the treatment of SFN as a separate taxable entity.

EQUIPMENT ASSET RECOVERY FUND, L.P.
AND CONSOLIDATED VENTURE AND SUBSIDIARY


10.  Income Taxes (SFN Corporation)
The benefit from income taxes resulted from the Partnership's corporate consolidated subsidiary, SFN Corporation, which was a separate taxable entity, and, therefore, had no effect on the limited partners' taxable income or loss reportable for the year ended December 31, 1997. SFN liquidated in 1997 and therefore, no provision or benefit for income taxes has been recorded for 1998 (see Note 5).

SFN Corporation's total benefit from income taxes for 1997 differs from that which would have been calculated using the statutory federal income tax rate due primarily to recognition of federal income tax benefits carried back to the prior year and reductions in tax reserves no longer required due to the liquidation of SFN in 1997.

The benefit from income taxes and tax liability at December 31, 1997 was the following:

Benefit from Income Taxes                                                   1997
--------------------------------------------------------------------------------
Federal income taxes                                                   $ 369,931
State taxes                                                                9,550
--------------------------------------------------------------------------------
Benefit from income taxes                                              $ 379,481
================================================================================

Tax Liability                                                          $      --
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------




To the Partners of
Equipment Asset Recovery Fund, L.P. and
Consolidated Venture and Subsidiary:

We have audited the accompanying consolidated balance sheets of Equipment Asset Recovery Fund, L.P. (a Texas limited partnership) and Consolidated Venture and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As described in Note 1 to the consolidated financial statements, the Partnership sold all of its equipment assets on November 27, 1996. The Partnership anticipates settling and liquidating its remaining assets and liabilities and subsequently dissolving the Partnership. The balance sheets presented herein represent the general partners' estimated net realizable value of all assets and liabilities as of December 31, 1999 and 1998 and the statements of operations and cash flows reflect the activities of the Partnership for each of the three years in the period ended December 31, 1999.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Equipment Asset Recovery Fund, L.P. and Consolidated Venture and Subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 18, 2000